                                             As filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-60923

PROSPECTUS
                                1,800,000 SHARES

                                     [LOGO]

                  7.40% NONCUMULATIVE PERPETUAL MONTHLY INCOME
                           PREFERRED STOCK, SERIES A
                     ($25 LIQUIDATION PREFERENCE PER SHARE)

    This Prospectus relates to 1,800,000 shares of 7.40% Noncumulative Perpetual Monthly Income Preferred Stock, Series A (the "Series A Preferred Stock"), which is being offered by R&G Financial Corporation (the "Company" or "R&G Financial"), a Puerto Rico corporation (the "Offering").

    The Series A Preferred Stock will entitle holders to receive, when, as and if declared by the Board of Directors of the Company or a duly authorized committee thereof, out of funds legally available therefor, a noncumulative preferential cash dividend, at a rate per annum of 7.40% of the $25 liquidation preference per share, accruing from their date of issuance and payable monthly in arrears on the first day of each calendar month commencing on October 1, 1998. See "Description of Series A Preferred Stock--Dividend Rights."

    The Series A Preferred Stock is not redeemable prior to October 1, 2003. On or after that date, the shares of Series A Preferred Stock will be redeemable in whole or in part from time to time at the option of the Company at the redemption prices set forth herein, subject to prior approval of the Board of Governors of the Federal Reserve System ("Federal Reserve Board") if required by applicable law, plus accrued and unpaid dividends for the then current monthly dividend period to the date fixed for redemption. See "Description of Series A Preferred Stock--Redemption at the Option of the Company."

    In the event of liquidation of the Company, holders of Series A Preferred Stock will be entitled to receive for each share of Series A Preferred Stock a liquidation preference of $25 plus accrued and unpaid dividends for the then current monthly dividend period, subject to the limitations described under "Description of Series A Preferred Stock--Liquidation Preference."

    The Series A Preferred Stock will not be convertible into or exchangeable for any other securities of the Company. Holders of shares of Series A Preferred Stock will have no right to require the Company to redeem or repurchase any such shares, and such shares are not subject to any sinking fund or similar obligation. Holders of the Series A Preferred Stock will have no preemptive rights to purchase any securities of the Company.

    There has been no public market for the Series A Preferred Stock prior to this Offering. The Company's Series A Preferred Stock has been approved for listing on the Nasdaq National Market under the symbol "RGFCP." See "Risk Factors -- No Prior Market."
                         ------------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 7, FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SHARES OF SERIES A PREFERRED STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NEITHER INSURED NOR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION ("FDIC") OR ANY OTHER GOVERNMENTAL AGENCY AND ARE SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("COMMISSION") OR BY THE OFFICE OF THE COMMISSIONER OF FINANCIAL INSTITUTIONS OF PUERTO RICO (THE "OCFI"), NOR HAS THE COMMISSION OR THE OCFI PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                                   PROCEEDS TO
                                            PRICE TO PUBLIC(1)     UNDERWRITING DISCOUNT(2)       COMPANY(3)(4)
Per Share of Series A Preferred
 Stock.................................            $25                     $0.7875                   $24.2125
Total(3)(4)............................        $45,000,000                $1,417,500               $43,582,500

(1) Plus accrued dividends, if any, from the date of original issuance.

(2) The Company has agreed to indemnify the Underwriters (as defined) against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(3) Before deducting estimated expenses of $325,000 payable by the Company.

(4) The Company has granted to the Underwriters a 30-day option to purchase, on the same terms set forth herein, up to 200,000 additional shares of Series A Preferred Stock solely to cover over-allotments, if any. If the option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company would be $50,000,000 , $1,575,000 and $48,425,000, respectively. See "Underwriting."
                         ------------------------------

The shares of Series A Preferred Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify the offer made hereby without notice and to reject orders in whole or in part. It is expected that delivery of the shares of Series A Preferred Stock will be made in New York, New York on or about August 31, 1998.

SANTANDER SECURITIES                                         MERRILL LYNCH & CO.

                     FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                 The date of this Prospectus is August 26, 1998

[Map of R&G Financial Corporation's branch network in Puerto Rico appears here.]

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE SERIES A PREFERRED STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, OR OTHERWISE. SUCH STABILlZlNG, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. Reports, proxy material and other information concerning the Company can be inspected and copied at the office of the Commission located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices, located at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and Suite 1300, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

    The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Series A Preferred Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits thereto. For further information, reference is made to such Registration Statement and exhibits. Statements made in this Prospectus as to the content of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the copy of the applicable document, each such statement being qualified in all respects by such reference, which may be inspected and copied in the manner and at the sources described above.

    Reports and other information concerning the Company may also be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    The Company is an electronic filer under the EDGAR (Electronic Data Gathering, Analysis and Retrieval) system maintained by the Commission. The Commission maintains a Web site (http:// www.sec.gov) on the Internet that contains reports, proxy statements, information statements and other information filed electronically by the Company with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

    1. Annual Report on Form 10-K for the year ended December 31, 1997, as amended by Form 10K/A dated August 7, 1998;

    2. Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1998;

    3.  Current Report on Form 8-K dated March 19, 1998; and

    4. Registration Statement on Form 8-A filed with the Commission on August 21, 1998.

    All documents filed by the Company subsequent to the date of this Prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the Offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes any such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any of the foregoing documents incorporated herein by reference (other than the exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Written or telephone requests should be directed to R&G Financial Corporation, 280 Jesus T. Pinero Avenue, Hato Rey, San Juan, Puerto Rico 00918, Attention: Sonia Colon (telephone no. (787) 758-2424).

                           FORWARD LOOKING STATEMENTS

    Certain of the statements contained in this Prospectus and the documents incorporated herein by reference may be considered forward-looking statements, including, without limitation, the forward-looking statements identified as such in this Prospectus and variations in the foregoing statements whenever they appear in this Prospectus and the documents incorporated herein by reference. Forward-looking statements are made based upon management's current expectations and belief concerning future developments and their potential effects upon the Company. There can be no assurance that future developments affecting the Company will be those anticipated by management. There are certain important factors that could cause actual results to differ materially from estimates or expectations discussed in such forward-looking statements including, without limitation, the matters discussed in "Risk Factors."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) INCLUDED ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN. EACH PROSPECTIVE INVESTOR IS URGED TO READ THIS PROSPECTUS IN ITS ENTIRETY, INCLUDING THE "RISK FACTORS" BEGINNING ON PAGE 7.

                                  THE OFFERING

Securities Offered................  1,800,000 shares of Series A Preferred Stock (2,000,000 shares if the Underwriters' over-allotment option is
                                    exercised in full).

Offering Price....................  $25 per share.

Underwriters......................  Santander Securities Corporation of Puerto Rico, Merrill
                                    Lynch, Pierce, Fenner & Smith Incorporated and Friedman,
                                    Billings, Ramsey & Co., Inc.

Use of Proceeds...................  The net proceeds to the Company from the sale of the shares of Series A Preferred Stock offered hereby will
                                    be $43,257,500 ($48,100,000 if the Underwriters'
                                    over-allotment option is exercised in full) after
                                    deducting the underwriting discounts and estimated
                                    Offering expenses payable by the Company. The Company is
                                    raising funds in the Offering primarily to support
                                    further growth in the businesses of R&G Mortgage and the
                                    Bank. The Company expects to contribute approximately
                                    60% of the net proceeds to R&G Mortgage and 40% of the
                                    net proceeds to the Bank. R&G Mortgage intends to use
                                    the proceeds received initially to pay down its
                                    warehousing lines. Subsequently, R&G Mortgage intends to
                                    utilize the capital to support additional borrowings,
                                    which may facilitate the acquisition of additional
                                    mortgage servicing rights and an increase in mortgage
                                    originations. The Bank intends to use the proceeds
                                    received to initially pay down Federal Home Loan Bank
                                    ("FHLB") of New York advances. The net proceeds will
                                    enhance the Bank's regulatory capital, which will, in
                                    the future, facilitate the ability to increase deposits
                                    and borrowings to fund additional investments. See "Use
                                    of Proceeds."

Dividends.........................  Dividends on the Series A Preferred Stock are
                                    noncumulative and, when, as and if declared by the Board
                                    of Directors or a duly authorized committee thereof,
                                    will be payable monthly in arrears commencing on October
                                    1, 1998 and payable on the first day of each calendar
                                    month thereafter, at the fixed annual dividend rate of
                                    7.40% of the $25 liquidation preference per share. See
                                    "Description of Series A Preferred Stock--Dividend
                                    Rights."

Voting Rights.....................  In general and except as required by applicable law or as described herein, the holders of the Series A
                                    Preferred Stock will not have voting rights. See
                                    "Description of Series A Preferred Stock--Voting
                                    Rights."

Liquidation Preference............  $25 per share of Series A Preferred Stock, plus accrued and unpaid dividends for the then current monthly
                                    dividend period, subject to certain limitations. See
                                    "Description of Series A Preferred Stock--Liquidation
                                    Preference."

Redemption........................  Shares of Series A Preferred Stock are not redeemable prior to October 1, 2003. On or after that date, the
                                    shares of Series A Preferred Stock will be redeemable in
                                    whole or in part from time to time at the option of the
                                    Company, upon not less than 30 nor more than 60 days'
                                    notice by mail, at the redemption prices set forth
                                    herein, subject to prior approval of the Federal Reserve
                                    Board, if required by applicable law, plus accrued and
                                    unpaid dividends for the then current monthly dividend
                                    period to the date fixed for redemption. The Series A
                                    Preferred Stock is not subject to any sinking fund or
                                    similar obligation. See "Description of Series A
                                    Preferred Stock--Redemption at the Option of the
                                    Company."

Conversion; Exchange..............  The Series A Preferred Stock will not be convertible into or exchangeable for any other securities of the
                                    Company.

Preemptive Rights.................  Holders of the Series A Preferred Stock will have no preemptive rights to purchase any securities of the
                                    Company. See "Description of Series A Preferred
                                    Stock--No Preemptive Rights."

Listing on the Nasdaq National
  Market..........................  The Company's Series A Preferred Stock has been approved for listing on the NASDAQ National Market under the
                                    symbol "RGFCP."

Risk Factors......................  For a discussion of certain factors that should be considered carefully by prospective purchasers of the
                                    Series A Preferred Stock, see "Risk Factors."

                                  THE COMPANY

    GENERAL. R&G Financial is the holding company for R&G Mortgage Corp., a Puerto Rico mortgage banking company ("R&G Mortgage"), and R-G Premier Bank of Puerto Rico, a Puerto Rico-chartered commercial bank (the "Bank"). The Company was organized under Puerto Rico law in March 1996. In July 1996, the Company acquired the 88.1% ownership interest in the common stock of the Bank and the 100% ownership interest in the common stock of R&G Mortgage held by the Company's Chairman of the Board and Chief Executive Officer, Mr. Victor J. Galan, in exchange for shares of Class A common stock of the Company. In August 1996, the Company conducted an underwritten public offering of Class B common stock. In December 1996, the Company acquired the remaining 11.9% ownership interest in the common stock of the Bank. At June 30, 1998, the Company had total consolidated assets of $1.8 billion, total consolidated borrowings of $779.3 million, total consolidated deposits of $820.9 million, and total consolidated stockholders' equity of $152.1 million. After taking into consideration an 80% stock dividend paid in September 1997 and a two-for-one stock split paid in June 1998, as of June 30, 1998, the Company had 18,440,556 Class A shares of common stock outstanding, all of which were owned by Mr. Galan, and 9,848,948 publicly held Class B shares of common stock outstanding.

    Mr. Galan originally organized R&G Mortgage in 1972. In February 1990, R&G Mortgage acquired a 74.7% interest in a two branch federal savings and loan association with total assets of $52.9 million, which was re-named R&G Federal Savings Bank. Recognizing the complementary operational aspects and cross selling opportunities that are inherent in operating both a mortgage bank and a banking institution, during 1990 Mr. Galan integrated both the Bank's and R&G Mortgage's operations. Embarking on a retail branch expansion strategy, the Bank in 1993 acquired a two branch savings and loan association with total assets of $78.6 million and, in June 1995, acquired from a commercial bank $77.2 million in deposits and, after consolidation, six branch offices. In November 1994, the Bank converted to a Puerto Rico-chartered commercial bank and took its present name.

    R&G Financial competes for business in Puerto Rico by providing a wide range of financial services to residents of all of Puerto Rico's major cities through its branch offices and mortgage banking facilities. The operations of both R&G Mortgage and the Bank have expanded substantially during the 1990's, due in large part to R&G Mortgage's emergence as a leading originator of loans secured by single-family residential properties in Puerto Rico. During the year ended December 31, 1997, R&G Mortgage originated approximately 28.4% of all single-family residential loans originated in Puerto Rico, which has resulted in significant growth in its servicing portfolio as well as facilitated rapid expansion of the Bank's franchise and operations. R&G Mortgage's servicing portfolio has increased by 116.5% since December 31, 1991 and, at June 30, 1998, R&G Mortgage serviced approximately 61,400 accounts with an aggregate loan balance of $3.4 billion. The Bank's asset size, which amounted to $1.2 billion at June 30, 1998, has increased by $1.16 billion since R&G Mortgage became affiliated with the Company in February 1990, while the branch office network has increased from two to 18 offices. On July 31, 1998, the Bank acquired a one branch savings institution in Fajardo, Puerto Rico. See "Recent Development."

    R&G Financial has generally sought to achieve long-term financial strength and profitability by increasing the amount and stability of its net interest income and non-interest income. R&G Financial has sought to implement this strategy by (i) establishing and emphasizing the growth of its mortgage banking activities, including growing its loan servicing operation; (ii) expanding its retail banking franchise in order to achieve increased market presence and to increase core deposits; (iii) enhancing R&G Financial's net interest income by increasing R&G Financial's loans held for investment, particularly single-family residential loans; (iv) developing new business relationships through an increased emphasis on commercial real estate and commercial business lending;
(v) diversifying R&G Financial's retail products and services, including an increase in consumer loan originations (such as credit cards); (vi) meeting the banking needs of its customers through, among other things, the offering of trust and investment services; and (vii) controlled growth and the pursuit of a variety of acquisition opportunities when appropriate.

    The Company is subject to regulation and supervision by the Federal Reserve Board and is subject to various reporting and other requirements of the Commission.

    R&G MORTGAGE. R&G Mortgage was originally organized in 1972. R&G Mortgage is engaged primarily in the business of originating first and second mortgage loans on single-family residential properties secured by real estate which are either insured by the Federal Housing Administration ("FHA") or guaranteed by the Veterans Administration ("VA"). To a lesser extent, R&G Mortgage is also engaged in the origination of subprime--credit quality--residential mortgage loans through a wholly owned subsidiary, Champion Mortgage Corporation, which commenced operations in October 1997. Pursuant to agreements entered into between R&G Mortgage and the Bank, non-conforming conventional single-family residential loans and consumer loans secured by real estate are also originated by R&G Mortgage for portfolio retention by the Bank. The Bank retains the non-conforming conventional single-family residential loans because these loans generally do not satisfy resale guidelines of purchasers in the secondary mortgage market, primarily because of size or other underwriting technicalities at the time of origination. During the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995, R&G Mortgage originated a total of $436.5 million, $598.2 million, $448.1 million and $322.7 million of loans, respectively. These aggregate originations include loans originated by R&G Mortgage directly for the Bank of $225.3 million, $285.8 million, $211.3 million and $156.3 million during such respective periods, or 51.6%, 47.8%, 47.2% and 48.4%, respectively, of total originations.

    R&G Mortgage pools FHA/VA loans into mortgage-backed securities which are guaranteed by the Government National Mortgage Association ("GNMA"), which securities are sold to securities broker dealers and other investors in Puerto Rico. Conventional loans may either be sold directly to agencies such as the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC") or to private investors, or may be pooled into FNMA or FHLMC mortgage-backed securities which are generally sold to investors. During the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995, R&G Mortgage sold $243.4 million, $246.1 million, $244.8 million and $195.6 million of loans, respectively, which includes loans securitized and sold but does not include loans originated for the Bank. R&G Mortgage generally retains the servicing function with respect to the loans which have been securitized and sold. R&G Mortgage is subject to regulation and examination by the FHA, FNMA, FHLMC, GNMA, VA, the U.S. Department of Housing and Urban Development ("HUD") and the OCFI.

    R-G PREMIER BANK. The Bank's principal business consists of attracting deposits from the general public and tax-advantaged funds from eligible Puerto Rico corporations and using such deposits, together with funds obtained from other sources, to originate (through R&G Mortgage) and purchase loans secured primarily by residential real estate in Puerto Rico, and to purchase mortgage-backed and other securities. To a lesser extent but with increasing emphasis over the past few years, the Bank also originates consumer loans, commercial business loans and loans secured by commercial real estate. Such loans offer higher yields, are generally for shorter terms and facilitate the Bank's provision of a full range of financial services to its customers. The Bank also offers trust services through its Trust Department. Total loan originations by the Bank during the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995 amounted to $54.6 million, $89.0 million, $122.8 million and $124.6 million, respectively. The Bank's deposits are insured by the FDIC and it is regulated and examined by the FDIC as its primary federal regulatory agency as well as by the OCFI.

    RECENT DEVELOPMENT. On July 31, 1998, the Company completed its acquisition of Fajardo Federal Savings Bank ("Fajardo Federal"), which was merged into the Bank. Fajardo Federal conducted business from its executive office and one full-service branch office, both of which are located in Fajardo, Puerto Rico. Fajardo Federal was primarily engaged in attracting deposits from the general public and using those funds to originate loans secured by single-family residences located in Puerto Rico and to a lesser extent, consumer and other loans. At December 31, 1997, Fajardo Federal had total assets of $29.6 million, total liabilities of $26.1 million, including deposits of $22.0 million, and stockholders' equity of $3.5 million.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
                 (Dollars in Thousands, Except Per Share Data)

    The following tables set forth certain consolidated financial and other data of the Company at the dates and for the periods indicated. For additional financial information about the Company, reference is made to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and related notes included in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 and the Annual Report on Form 10-K/A for the year ended December 31, 1997, each of which is incorporated by reference herein. See "Incorporation of Certain Documents by Reference." The consolidated financial information for the six-month periods ended June 30, 1998 and 1997 are derived from unaudited consolidated financial statements, which, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results for such periods. Results for the six-month period ended June 30, 1998 are not necessarily indicative of the results for the full year.

                                    AT OR FOR THE
                                SIX MONTHS ENDED JUNE
                                         30,                     AT OR FOR THE YEAR ENDED DECEMBER 31,
                                ----------------------  -------------------------------------------------------
                                   1998        1997        1997        1996       1995       1994       1993
                                ----------  ----------  ----------  ----------  ---------  ---------  ---------
SELECTED BALANCE SHEET DATA:
  Total assets(1).............  $1,774,935  $1,268,130  $1,510,746  $1,037,798  $ 853,206  $ 622,499  $ 538,069
  Loans receivable, net.......     944,403     719,803     765,059     603,751    473,841    301,614    216,620
  Mortgage loans held for
    sale......................      90,339      31,246      46,885      54,450     21,318     22,021    174,221
  Mortgage-backed and
    investment
    securities held for
    trading...................     445,723     238,706     401,039     110,267    113,809    124,522         --
  Mortgage-backed securities
    available
    for sale..................      43,645      46,760      46,004      50,841     61,008     13,300     10,241
  Mortgage-backed securities
    held to
    maturity..................      31,124      35,563      33,326      37,900     41,731     84,122     39,122
  Investment securities
    available for sale........      76,765      61,897      75,863      30,973      3,280      1,878         --
  Investment securities held
    to maturity...............       6,263       5,374      10,693       5,270      2,046      2,182      4,957
  Servicing asset.............      28,602      15,162      21,213      12,595      8,210      4,418      4,287
  Cash and cash
    equivalents(2)............      62,278      79,186      68,366      98,856    104,195     45,622     66,958
  Deposits....................     820,919     674,021     722,418     615,567    518,187    380,148    312,151
  Securities sold under
    agreements to
    repurchase................     425,069     198,317     382,283      97,444     98,483    108,922         --
  Notes payable...............     217,790     164,812     159,304     126,842     81,130     45,815    133,913
  Other borrowings(3).........     136,400      90,578      86,359      65,463     67,315     18,092     14,479
  Subordinated notes..........          --       3,250       3,250       3,250      3,250      3,250      3,071
  Stockholders' equity........     152,123     124,699     138,054     115,633     66,385     55,970     49,531
  Stockholders' equity per
    share(4)..................        5.38        4.41        4.88        4.08       3.55       2.99       2.65
SELECTED INCOME STATEMENT
  DATA:
  Revenues:
    Net interest income.......  $   20,798  $   16,644  $   36,530  $   28,923  $  21,273  $  19,137  $  14,253
    Provision for loan
      losses..................      (3,000)     (2,945)     (6,370)     (4,258)      (950)        --         --
                                ----------  ----------  ----------  ----------  ---------  ---------  ---------
    Net interest income after
      provision
      for loan losses.........      17,798      13,699      30,160      24,665     20,323     19,137     14,253
    Loan administration and
      servicing
      fees....................       7,520       6,843      13,214      13,029     11,030     11,046      9,326
    Net gain on sale of
      investments
      available for sale......         149          25         107         642         --         --        394
    Net gain (loss) on sale of
      loans and servicing.....      15,053      11,291      24,033      11,709      8,384     (2,899)    29,026
    Other(5)..................       2,671       1,852       3,751       3,872      4,028      1,667      1,179
                                ----------  ----------  ----------  ----------  ---------  ---------  ---------
      Total revenue...........      43,191      33,710      71,265      53,917     43,765     28,951     54,178
                                ----------  ----------  ----------  ----------  ---------  ---------  ---------
  Expenses:
    Compensation and
      benefits................       7,770       6,576      13,653      10,794      8,284      5,252      8,590
    Occupancy expenses........       3,991       3,619       7,131       5,531      4,711      4,488      3,395
    SAIF special assessment...          --          --          --       2,508         --         --         --
    General and administrative
      expenses................      10,700       8,329      18,252      15,424     13,731     13,269     14,561
                                ----------  ----------  ----------  ----------  ---------  ---------  ---------
      Total expenses..........      22,461      18,524      39,036      34,257     26,726     23,009     26,546
                                ----------  ----------  ----------  ----------  ---------  ---------  ---------
  Income before minority
    interest in the
    Bank and income taxes.....      20,730      15,186      32,229      19,660     17,039      5,942     27,632
  Minority interest in the
    Bank's earnings...........          --          --          --         538        743        500        812
  Income taxes................       5,279       4,773       8,732       5,922      5,847        856      9,633
  Cumulative effect of change
    in accounting principle...          --          --          --          --         --        866         --
                                ----------  ----------  ----------  ----------  ---------  ---------  ---------
  Net income..................  $   15,451  $   10,413  $   23,497  $   13,200  $  10,449  $   5,452  $  17,187
                                ----------  ----------  ----------  ----------  ---------  ---------  ---------
                                ----------  ----------  ----------  ----------  ---------  ---------  ---------
  Basic earnings per
    share(4)..................  $     0.55  $     0.37  $     0.83  $     0.60  $    0.56  $    0.29  $    0.92
                                ----------  ----------  ----------  ----------  ---------  ---------  ---------
                                ----------  ----------  ----------  ----------  ---------  ---------  ---------
  Diluted earnings per
    share(4)..................  $     0.53  $     0.36  $     0.81  $     0.59  $    0.56  $    0.29  $    0.92
                                ----------  ----------  ----------  ----------  ---------  ---------  ---------
                                ----------  ----------  ----------  ----------  ---------  ---------  ---------

                                    AT OR FOR THE
                                SIX MONTHS ENDED JUNE
                                         30,                     AT OR FOR THE YEAR ENDED DECEMBER 31,
                                ----------------------  -------------------------------------------------------
                                   1998        1997        1997        1996       1995       1994       1993
                                ----------  ----------  ----------  ----------  ---------  ---------  ---------
SELECTED OPERATING DATA(6):
PERFORMANCE RATIOS AND OTHER
  DATA:
  Mortgage loans originated
    and purchased.............  $  596,410  $  352,178  $  758,486  $  480,525  $ 327,107  $ 501,187  $ 845,951
  Loan servicing portfolio....   3,395,032   2,687,934   3,000,888   2,550,169  2,298,200  2,114,743  2,000,530
  Return on average assets....        1.91%       1.83%       1.85%       1.38%      1.47%      0.91%      4.07%
  Return on average equity....       21.32       17.38       18.69       15.54      17.08      10.34      41.98
  Equity to assets at end of
    period....................        8.57        9.83        9.13       11.14       7.78       8.94       9.21
  Interest rate spread(7).....        2.61        2.87        2.88        3.00       2.93       3.24       3.66
  Net interest margin(7)......        2.84        3.20        3.12        3.24       3.26       3.48       3.92
  Average interest-earning
    assets to
    average interest-bearing
    liabilities...............      104.62      106.50      104.61      104.60     106.50     105.60     106.08
  Total other expenses to
    average total
    assets....................        2.78        3.26        3.08        3.59       3.80       3.84       6.29
  Full-service Bank
    offices(8)................          18          15          15          15         14          8          8
  R&G Mortgage offices(9).....          18          18          18          16         13         13         14
  Cash dividends declared per
    share(4)..................        .052        .021        .065        .069         --         --         --

ASSET QUALITY RATIOS(10):
  Non-performing loans to
    total loans
    at end of period..........        3.21%       2.84%       3.89%       3.09%      2.18%      1.84%      2.24%
  Non-performing assets to
    total assets
    at end of period..........        2.06        1.86        2.12        1.90       1.32       1.04       1.07
  Allowance for loan losses to
    total loans at end of
    period....................        0.64        0.58        0.87        0.55       0.72       0.92       1.34
  Allowance for loan losses to
    total non-performing loans
    at end of period..........       19.86       20.43       22.34       17.64      33.19      50.10      59.87

COMPANY REGULATORY CAPITAL
  RATIOS(11):
  Tier 1 risk-based capital
    ratio.....................       11.42%      12.63%      13.10%      13.91%     10.53%     11.03%       N/A
  Total risk-based capital
    ratio.....................       12.44       13.47       14.00       14.79      11.66      13.59        N/A
  Tier 1 leverage capital
    ratio.....................        6.83        7.65        7.34        8.45       6.25       5.95        N/A

------------------------
(1) At June 30, 1998, R&G Mortgage and the Bank had total assets of $561.1 million and $1.2 billion, respectively, before consolidation.

(2) Comprised of cash and due from banks, securities purchased under agreements to resell, time deposits with other banks and federal funds sold, all of which had original maturities of 90 days or less.

(3) Comprised of long-term debt, advances from the FHLB of New York, federal funds purchased and other secured borrowings.

(4) Per share information for all periods presented takes into consideration a 2-for-1 stock split paid in June 1998 and an 80% stock dividend paid in September 1997.

(5) Comprised of change in provision for cost in excess of market value of loans available for sale, net gain on trading account, and other miscellaneous revenue sources, including service charges, fees and other income.

(6) With the exception of end of period ratios, all ratios for R&G Mortgage are based on the average of month end balances while all ratios for the Bank are based on average daily balances.

(7) Interest rate spread represents the difference between the Company's weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percent of average interest-earning assets.

(8) Does not include a one branch savings institution in Fajardo which was acquired in July 1998.

(9) Includes 11 R&G Mortgage banking facilities which are located within the Bank's offices.

(10) Non-performing loans consist of non-accrual loans and non-performing assets consist of non-performing loans and real estate acquired by foreclosure or deed-in-lieu thereof.

(11) All of such ratios were in compliance with the applicable requirements of the FDIC. Prior to 1994, the Bank operated as a savings and loan association. As such, the Bank was subject to the capital ratios of the Office of Thrift Supervision and not those of the FDIC and was at all times in capital compliance therewith.

                                  RISK FACTORS

    PROSPECTIVE PURCHASERS OF SERIES A PREFERRED STOCK OFFERED HEREBY SHOULD CAREFULLY CONSIDER ALL OF THE INFORMATION IN THIS PROSPECTUS INCLUDING THE RISK FACTORS SET FORTH BELOW.

PAYMENT OF DIVIDENDS

    Dividends on the Series A Preferred Stock are payable when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor. Dividends on the Series A Preferred Stock are noncumulative. To the extent that funds are not legally available for the payment of dividends for any monthly dividend period or that such dividends are not declared with respect to any monthly dividend period, the holders of the Series A Preferred Stock shall have no right to receive a dividend in respect of such monthly dividend period. The Company intends to pay monthly dividends at the stated annual rate if allowable under legal and regulatory guidelines. However, no assurances can be made that the Company will be able to or will decide to declare and pay such dividends. The Series A Preferred Stock may be redeemed by the Company without a dividend on such Series A Preferred Stock ever having been declared or paid.

    The Company is a holding company with no significant business operations of its own. The Company's only significant asset is all of the common stock of R&G Mortgage and the Bank. The Company's only source of cash to pay dividends on the Series A Preferred Stock will consist of distributions from R&G Mortgage and the Bank. There can be no assurance that the earnings from R&G Mortgage and the Bank will be sufficient to make distributions to the Company to enable it to pay dividends on the Series A Preferred Stock or, in the case of the Bank, that such distributions will be permitted by applicable banking laws and regulations.

    The ability of the Bank to pay dividends is restricted by the Puerto Rico Banking Act of 1933, as amended (the "Banking Law"), by the Federal Deposit Insurance Act and by FDIC regulations. In general terms, the Banking Law provides that when the expenditures of a bank are greater than its receipts, the excess of expenditures over receipts shall be charged against the undistributed profits of the bank and the balance, if any, shall be charged against the required reserve fund of the bank. If there is no sufficient reserve fund to cover such balance in whole or in part, the outstanding amount shall be charged against the bank's capital account. The Banking Law provides that until said capital has been restored to its original amount and the reserve fund is restored to twenty percent (20%) of the original capital of the bank, the bank may not declare any dividends. In general terms, the Federal Deposit Insurance Act and FDIC regulations restrict the payment of dividends when a bank is undercapitalized, when the bank has failed to pay FDIC insurance assessments, or when there are safety and soundness concerns regarding such bank. Under applicable federal regulatory capital guidelines, at June 30, 1998, the Bank was considered "well capitalized," with leverage and Tier 1 risk-based capital of 6.83% and 11.42% of adjusted total assets, respectively, compared to a 4.0% minimum requirement, and its total risk-based capital amounted to 12.44% compared to an 8.0% minimum requirement. In addition, the capital being raised in the Offering will be treated as Tier 1 capital under applicable federal regulatory capital guidelines. Management of the Company further believes that no supervisory or safety and soundness concerns have been raised by its primary regulators with respects to its operations.

NO PRIOR MARKET

    Prior to the Offering, there has been no public market for the Company's Series A Preferred Stock. The Company's Series A Preferred Stock has been approved for listing on the Nasdaq National Market under the symbol "RGFCP." However, there can be no assurance that an established and liquid trading market for the Series A Preferred Stock will develop, that it will continue if it does develop, or that after the completion of the Offering, the Series A Preferred Stock will trade at or above the Price to Public set forth on the cover of this Prospectus.

POTENTIAL EFFECTS OF CHANGES IN INTEREST RATES ON R&G MORTGAGE AND THE BANK

    GENERAL. Changes in interest rates can have a variety of effects on the Company's business. In particular, changes in interest rates affect the volume of mortgage loan originations, the interest rate spread on loans held for sale, the amount of gain on sale of loans, the value of R&G Mortgage's loan servicing portfolio and the Bank's net interest income. A substantial increase in interest rates could affect the volume of the Company's loan originations for both the Bank and third parties by reducing the demand for mortgages for home purchases, as well as the demand for refinancings of existing mortgages. A substantial decrease in interest rates will generally increase the demand for mortgages. To the extent that interest rates in future periods were to increase substantially, the Company would expect overall originations to decline. A decrease in the volume of the Company's mortgage originations could result in a decrease in the amount of R&G Mortgage's mortgage origination income and portfolio generated net interest income to the Bank. During the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995, R&G Mortgage originated an aggregate of $436.5 million, $598.2 million, $448.1 million and $322.7 million of loans, respectively, which includes loans originated for the Bank.

    EFFECT ON MORTGAGE LOAN ORIGINATIONS. The profitability to R&G Mortgage of its mortgage loan originations is in part a function of the difference between long-term interest rates, which is the rate at which R&G Mortgage originates mortgage loans for third parties, and short-term interest rates, which is the rate at which R&G Mortgage finances such loans until they are sold. Generally, short-term interest rates are lower than long-term interest rates and R&G Mortgage benefits from the difference, or the spread, during the time the mortgage loans are held by R&G Mortgage pending sale. A decrease in this spread would have a negative effect on R&G Mortgage's net interest income and profitability, and there can be no assurance that the spread will not decrease. R&G Mortgage attempts to limit its exposure to this interest rate risk through the sale of substantially all loans within 180 days of origination. During the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995, R&G Mortgage sold $243.4 million, $246.1 million, $244.8 million and $195.6 million of loans, respectively, which includes loans securitized and sold but does not include loans originated by R&G Mortgage on behalf of the Bank. Loans which are originated by R&G Mortgage for the Bank's loan portfolio, in contrast, are funded by the Bank through deposits and various longer-term borrowing sources.

    PIPELINE RISK. A mortgage-banking company is also exposed to interest rate risk from the time the interest rate on the customer's mortgage loan application is established through the time the mortgage loan closes, and until the time the company commits to sell the mortgage loan. In order to limit the Company's exposure to interest rate risk through the time the mortgage loan closes, the Company generally does not permit the borrower to lock-in an interest rate until the actual closing date or immediately prior to such date. Moreover, in order to limit the Company's exposure to interest rate risk through the time the loan is sold or committed to be sold, the Company may, depending upon market conditions, enter into forward commitments to sell a portion of its mortgage loans to investors for delivery at a future time. At June 30, 1998, the Company had $49.3 million of pre-existing commitments by third-party investors to purchase mortgage loans. To the extent that the Company originates or commits to originate loans without pre-existing commitments by investors to purchase such loans or is not otherwise hedged against changes in interest rates ("unhedged loans"), the Company will be subject to the risk of gains or losses through adjustments to the carrying value of loans held for sale or on the actual sale of such loans (the value of unhedged loans fluctuates inversely with changes in interest rates).

    EFFECT ON LOAN SERVICING PORTFOLIO. The market value of and income from the Company's loan servicing portfolio may also be affected by interest rate fluctuations. Specifically, a decrease in interest rates relative to the average interest rate of mortgage loans in the Company's loan servicing portfolio could cause an increase in the rate at which outstanding loans are prepaid (through borrower refinancing or otherwise), reducing the period of time during which the Company would earn servicing income with respect to such loans. Prepayments generally decrease the amount of the Company's future loan servicing income which, in turn, decreases the value of the Company's loan servicing portfolio. Further, an increase in prepayment rates may accelerate the amortization of any capitalized servicing or excess servicing carried on the Company's balance sheet. Conversely, the market value of and income from the Company's loan servicing portfolio may be positively affected as mortgage interest rates increase. At June 30, 1998, the Company was servicing approximately 61,400 loans which had an aggregate loan balance of $3.4 billion. At June 30, 1998, the Company had capitalized $28.6 million of mortgage servicing rights. During the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995, the Company recognized amortization adjustments (including any impairment adjustments) of $1.3 million, $1.8 million, $1.2 million and $1.5 million, respectively, with respect to its capitalized mortgage servicing rights. Such amortization adjustments have and will continue to have a significant effect on the results of operations of the Company.

    EFFECT ON NET INTEREST INCOME. The operations of the Company in general and the Bank in particular are also substantially dependent on net interest income, which is the difference between the interest income earned on interest-earning assets and the interest expense paid on interest-bearing liabilities. Because the Company's interest-earning assets have longer effective maturities than its interest-bearing liabilities, the yield on the Company's interest-earning assets generally will adjust more slowly than the cost of its interest-bearing liabilities and, as a result the Company's net interest income and the value of its securities portfolio generally would be adversely affected by increases in interest rates and positively affected by comparable declines in interest rates. At June 30, 1998, the Company's interest-bearing liabilities which were estimated to mature or reprice within one year exceeded the Company's interest-earning assets with the same characteristics by $442.9 million or 24.9% of total assets.

    EFFECT ON INTEREST-EARNING ASSETS. In addition to affecting net interest income, changes in interest rates also can affect the value of the Company's interest-earning assets, which are comprised of fixed and adjustable-rate instruments. Generally, the value of fixed-rate instruments declines when interest rates rise and, conversely, increases when interest rates fall. At June 30, 1998, $445.7 million or 73.9% of the Company's mortgage-backed and investment securities were classified as held for trading and $120.4 million or 20.0% of such mortgage-backed and investment securities were classified as available for sale. Securities classified as held for trading are reported at fair value, with unrealized gains and losses included in earnings, while securities classified as available for sale are reported at fair value with unrealized gains and losses excluded from earnings and reported net of taxes as a separate component of stockholders' equity.

    ASSET AND LIABILITY MANAGEMENT. The Company has sought to reduce the vulnerability of its operations to changes in interest rates by managing the nature and composition of its rate sensitive assets and rate sensitive liabilities. In general, the Company's goal in managing its interest rate risk is to match, to the extent possible, the repricing or maturities of its interest-earning assets to its interest-bearing liabilities. The Company attempts to manage its exposure to interest rate risk internally through balance sheet restructuring (generally either attracting longer-term funds such as certificates of deposit or borrowings or holding mortgage-backed derivative securities resulting from the Company's prior securitization activities) and externally through the use of interest rate swaps, options and/or futures.

AVAILABILITY OF FUNDING SOURCES

    The Company's business requires continuous access to various funding sources. While the Bank is able to fund loans originated for it by R&G Mortgage through deposits which are primarily generated through its network of branch offices as well as through longer-term borrowings from the FHLB of New York and other alternative sources, R&G Mortgage's business is significantly dependent upon short-term borrowings under warehousing lines. At June 30, 1998, R&G Mortgage was authorized to borrow under its warehousing lines up to an aggregate of $141.0 million. An aggregate of $133.7 million was outstanding under such warehousing lines as of such date. Certain of these warehousing lines of credit require R&G

Mortgage to maintain minimum levels of net worth and debt service and limit the amount of indebtedness and dividends R&G Mortgage may declare.

    In addition, at June 30, 1998, the Bank had access to $441.2 million in advances from the FHLB of New York, of which $121.4 million was outstanding as of such date. The FHLB of New York has also issued $51.3 million in standby letters of credit which secure outstanding notes payable and certain certificates of deposit. The Bank maintains qualifying collateral (consisting of first mortgage loans and securities) which amounted to $190.0 million as of June 30, 1998, to secure repayment of its FHLB of New York advances and letters of credit. The Bank maintains collateral with the FHLB of New York in excess of applicable requirements in order to facilitate additional future borrowings by the Bank. To a lesser extent, the Bank also utilizes as a low-cost source of borrowing notes which are invested in eligible activities which provide tax advantages under Puerto Rico law and Section 936 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). (See "--Economic Conditions in Puerto Rico and Repeal of Section 936 Benefits.") At June 30, 1998, the Company had $84.1 million of such notes.

    While the Company expects to have continued access to credit from the foregoing sources of funds, there can be no assurance that such financing sources will continue to be available or will be available on favorable terms. In the event that R&G Mortgage's warehousing lines of credit were reduced or eliminated and R&G Mortgage were not able to replace such lines on a cost-effective basis, R&G Mortgage would be forced to curtail or cease its mortgage origination business, which would have a material adverse effect on the Company's operations and financial condition. Although R&G Mortgage could also potentially access borrowings from the Bank, any such borrowings would be subject to and limited by provisions of Sections 23A and 23B of the Federal Reserve Act, which sections impose restrictions on transactions between the Bank and any affiliate thereof (which includes R&G Mortgage).

DELINQUENCY, FORECLOSURE AND OTHER CREDIT RISKS

    DEFAULT AND RECOURSE RISK TO R&G MORTGAGE. From the time that R&G Mortgage funds the mortgage loans it originates for third parties to the time it sells them (typically approximately 30 to 180 days), R&G Mortgage is generally at risk for any mortgage loan defaults. Once R&G Mortgage sells the mortgage loans it originates, the risk of loss from mortgage loan defaults and foreclosures passes to the purchaser or insurer of the mortgage loans. However, in the ordinary course of business, R&G Mortgage makes certain representations and warranties to the purchasers and insurers of mortgage loans. If a mortgage loan defaults and there has been a breach of these representations or warranties, R&G Mortgage may become liable for the unpaid principal and interest on the defaulted mortgage loan. In such a case, which would primarily arise as the result of fraudulent misrepresentations made to R&G Mortgage in the loan origination process, R&G Mortgage may be required to repurchase the mortgage loan and bear any subsequent loss on the mortgage loan. In addition, with respect to the non-conventional mortgage loans originated by R&G Mortgage for the Bank, which loans generally are subsequently securitized by R&G Mortgage and sold on behalf of the Bank, R&G Mortgage occasionally provides recourse in the event of mortgage loan defaults and/or foreclosures or certain documentation deficiencies. At June 30, 1998, there were $379.7 million of loans subject to such recourse provisions. During the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995, losses incurred by R&G Mortgage with respect to the recourse provisions were insignificant.

    DEFAULT RISK TO THE BANK. In addition, the Bank is subject to the risk of loss from mortgage loan defaults and foreclosures with respect to the loans originated for its portfolio by R&G Mortgage. All of the loans originated for the Bank's portfolio are based on its Board approved written underwriting policy and procedures. Notwithstanding the care with which loans are originated, industry experience indicates that a portion of the Bank's loans will become delinquent and a portion of the loans will require partial or entire charge off. Regardless of the underwriting criteria utilized by the Bank, losses may be experienced as a result of various factors beyond the Bank's control, including, among others, changes in market conditions affecting the value of collateral and problems affecting the credit of the borrower. Due to the concentration of loans in Puerto Rico, adverse economic conditions in Puerto Rico could result in a decrease in the value of the Bank's collateral. Although loan delinquencies have historically been higher in Puerto Rico than generally in the United States, loan charge-off's have historically been lower than in the United States.

    The Bank establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate by management based upon an assessment of prior loss experience, the volume and type of lending being conducted by the Bank, industry standards, past due loans, economic conditions in the Bank's market area generally and other factors related to the collectibility of the Bank's loan portfolio. The Bank's allowance for loan losses amounted to $6.7 million and $6.8 million at June 30, 1998 and December 31, 1997, respectively, which constituted 19.86% and 22.34% of the Bank's non-performing loans as of such respective dates. Total charge-offs to the Bank's allowance for loan losses amounted to $3.2 million and $5.4 million for the six months ended June 30, 1998 and the year ended December 31, 1997, respectively. Although management utilizes its best judgment in providing for loan losses, there can be no assurance that the Bank will not have to increase its provisions for loan losses in the future as a result of future increases in non-performing loans or for other reasons. Any such increases in the Bank's provisions for loan losses or any loan losses in excess of the Bank's provisions with respect thereto could have an adverse affect on the Company's future financial condition and/or results of operations.

    SERVICING RISK TO R&G MORTGAGE. R&G Mortgage is also affected by mortgage loan delinquencies and defaults on mortgage loans that it services. Under certain types of servicing contracts, the servicer must forward all or part of the scheduled payments to the owner of the mortgage loan, even when mortgage loan payments are delinquent. Also, to protect their liens on mortgaged properties, owners of mortgage loans usually require the servicer to advance mortgage and hazard insurance and tax payments on schedule even though sufficient escrow funds may not be available. The servicer will ultimately be reimbursed by the mortgage owner or from liquidation proceeds for payments advanced that the servicer is unable to recover from the mortgagor. However, in the interim, the servicer must absorb the cost of funds advanced during the time the advance is outstanding. Further, the servicer must bear the increased costs of attempting to collect on delinquent and defaulted mortgage loans. Although these increased costs are somewhat ameliorated through the receipt of late fees and the reimbursement of certain direct expenses out of foreclosure proceeds, management believes that increased delinquencies and defaults generally increase the costs of the servicing function. In addition, if a default is not cured, the mortgage loan will be repaid as a result of foreclosure proceedings. As a consequence, R&G Mortgage is required to forego servicing income from the time such loan becomes delinquent, and into the future. During the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995, R&G Mortgage wrote-off $168,000, $189,000, $323,000 and $230,000, respectively, of expenses which it was unable to recover with respect to its loan servicing operations.

COMPOSITION OF THE BANK'S LOAN PORTFOLIO

    The loans in the Bank's loan portfolio are predominantly secured by real estate, all of which is located in Puerto Rico. Therefore, conditions in the Puerto Rico real estate market will strongly influence the level of the Bank's non-performing loans and its results of operations. Real estate values are affected by, among other things, changes in general or local economic conditions, changes in governmental rules or policies, the availability of loans to potential purchasers and acts of nature. Although the Bank's underwriting standards are intended to protect the Company against adverse real estate trends, declines in the Puerto Rico real estate market could negatively impact the value of the collateral securing the Bank's loans and its results of operations.

PARTICIPATION IN FEDERAL PROGRAMS

    R&G Mortgage's ability to generate funds by sales of mortgage loans or mortgage-backed securities is largely dependent upon the continuation of programs administered by FNMA, FHLMC and GNMA, which facilitate the issuance of such securities, as well as R&G Mortgage's continued eligibility to participate in such programs. In addition, part of R&G Mortgage's business is dependent upon the continuation of various programs administered by the FHA, which insures mortgage loans, and the VA, which partially guarantees mortgage loans and the Farmers Home Administration, which guarantees mortgage loans.

    Although R&G Mortgage is not aware of any such proposed actions, discontinuation of, or significant reduction in, the operation of such programs could have a material adverse effect on R&G Mortgage's operations. R&G Mortgage expects that it will continue to remain eligible to participate in such programs but any significant impairment of such eligibility could also materially adversely affect its operations.

    The products offered under the foregoing programs may be changed from time to time by the sponsor. The profitability of specific products may vary depending on a number of factors, including administrative costs to R&G Mortgage of originating such products.

YEAR 2000 COMPLIANCE PROGRAMS

    The Year 2000 issue is a potential computer programming problem that may affect many electronic data processing systems. In order to minimize the length of data fields, most computer programs eliminated the first two digits in the year date field. This problem could affect date-sensitive calculations that treat "00" as the year 1900, rather than 2000. This anomaly could result in miscalculations when processing critical date-sensitive information after December 31, 1999.

    The Company has adopted a plan to address Year 2000 data processing issues. The plan includes the assessment of all internal systems, programs and data processing applications as well as those provided to the Company by third-party vendors. The Company's goal is to have all systems and applications compliant by late 1998. The Company has preliminarily estimated that its costs related to its Year 2000 project will amount to $300,000. Costs incurred in 1997 relating to updating the Company's computer application systems in preparation for the Year 2000 issue were insignificant. The Company expects to continue to incur cost related to this project through the year 1999. The Company estimates that costs associated with upgrading or modifying existing internal use software for the Year 2000 should be minimal. Most of such costs are related to purchase of hardware (primarily desktop computers) to replace existing equipment, most of which has been fully depreciated. The Company does not believe that the cost of addressing the Year 2000 issues is a material event or uncertainty that would cause reported financial information not to be necessarily indicative of future operating results or financial condition, and the costs or the consequences of incomplete or untimely resolution of its Year 2000 issues does not represent a known material event or uncertainty that is reasonably likely to affect its future financial results, or cause its reported financial information not to be necessarily indicative of future operating results or future financial condition.

DEPENDENCE ON KEY INDIVIDUAL

    While the Company in recent years has strengthened its management team, the success of the Company and its subsidiaries, R&G Mortgage and the Bank, has historically been dependent on Victor J. Galan, the co-founder and Chairman of the Board of R&G Mortgage and the Chairman of the Board and Chief Executive Officer of the Bank. The Company's future success may also depend, to a great extent, upon the services of Mr. Galan, the Company's Chairman of the Board and Chief Executive Officer. The Company believes that the prolonged unavailability or the unexpected loss of the services of Mr. Galan could have a material adverse effect upon the Company, as attracting a suitable replacement may involve significant time and/or expense. Although the Company maintains key man life insurance policies aggregating $1.8 million on Mr. Galan, $1.0 million of such policies have been assigned as collateral to certain outstanding warehousing lines of credit.

FACTORS RELATING TO REGULATION

    The Company, as a Puerto Rico chartered bank holding company, the Bank, as a Puerto Rico chartered and federally insured commercial bank, and R&G Mortgage, as a Puerto Rico licensed mortgage banking company, are each subject to extensive federal and Puerto Rico governmental supervision and regulation. There are laws and regulations which govern transactions between the Company, R&G Mortgage and the Bank. The operations of R&G Mortgage are subject to various laws and regulations that, among other things, establish licensing requirements, regulate credit granting activities, establish maximum interest rates and insurance coverages, require specific disclosures to customers, govern secured transactions, and establish collection, repossession and claims handling procedures and other trade practices. The Bank is subject to extensive federal and Puerto Rico supervision and regulation, which is primarily for the protection of depositors. The Bank is required to maintain reserves against deposits, and there are restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of other investments that may be made and the types of services that may be offered. In addition, federal and Puerto Rico regulatory authorities have the power in certain circumstances to limit transactions between the Company and its affiliates, to limit the Bank's growth, to prohibit or limit the payment of dividends from the Bank to the Company and to require the Bank to maintain capital ratios in accordance with regulatory requirements.

HOLDING COMPANY STRUCTURE

    The Company is a bank holding company subject to the supervision and regulation of the Federal Reserve Board as a result of its ownership of the Bank. Under the Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to any subsidiary bank and to commit resources to support each such subsidiary bank. This support may be required at times when, absent such policy, the bank holding company might not otherwise provide such support. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment. In addition, any loans by a bank holding company to any of its subsidiary banks must be subordinated in right of payment to deposits and to certain other indebtedness of such subsidiary bank. The Bank is currently the only depository institution subsidiary of the Company. To date, the Company has not entered into any agreement with a federal regulatory agency to maintain the capital of the Bank nor has it made any loans to the Bank.

    Because the Company is a holding company, its right to participate in the assets of any subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors (including depositors in the case of the Bank) except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary.

ECONOMIC CONDITIONS IN PUERTO RICO AND REPEAL OF SECTION 936 TAX BENEFITS

    The Company's business activities and credit exposure are concentrated with customers in Puerto Rico. Accordingly, the Company's financial condition and results of operations are dependent to a significant extent upon the economic conditions prevailing from time to time in Puerto Rico. Any significant adverse economic developments in Puerto Rico could result in a downturn in loan originations, an increase in the level of nonperforming assets and a reduction in the value of the Company's loans, real estate owned and mortgage servicing portfolio.

    Section 936 of the Code ("Section 936") has historically provided incentives for U.S. corporations to invest in Puerto Rico by granting a credit to qualifying corporations ("936 Corporations") against a portion of the U.S. income tax payable from the active conduct of a trade or business in Puerto Rico and 100% of certain qualifying investment income derived in Puerto Rico. Section 936 helped to create a pool of lower-cost funds in Puerto Rico that the Company historically used to fund a portion of its banking activities. The Small Business Job Protection Act of 1996 (the "Act") provided for the elimination of the special U.S. federal income tax benefits available under
Section 936 for 936 Corporations. The Act repealed Section 936, subject to a ten-year grandfather rule for 936 Corporations that were engaged in the active conduct of a trade or business on October 13, 1995. During the grandfather period, the amount of income that will benefit from the credit available under
Section 936 derived from the active conduct of a trade or business will be subject to varying caps. The credit available for qualifying investment income under Section 936 was not made subject to the grandfather rule and was eliminated effective for taxable years beginning after December 31, 1995 except where such investment income was received or accrued prior to July 1, 1996.

    While the long-term impact of the repeal of Section 936 on the Puerto Rico economy cannot be determined at this time, the repeal of Section 936 could have an adverse effect on the general economic condition of Puerto Rico by reducing incentives for investment in Puerto Rico. Any such adverse effect on the general economy of Puerto Rico could lead to an increase in loan delinquencies, a reduction in the level of residential construction and a decrease in the demand for consumer, mortgage and commercial loans. The elimination of the credit for investment income has resulted in a decrease in the amount of funds invested in the Puerto Rico financial market by 936 Corporations. The adverse effect of any such increase has been ameliorated by a general decline in interest rates since the repeal of Section 936.

COMPETITION

    The market for financial services in Puerto Rico is characterized by growing competition and increasing pressure on net interest margins and the level of mortgage originations. The Company competes across a broad spectrum of financial services with other Puerto Rico, U.S. and foreign banks, and with Puerto Rico credit unions, finance companies and mortgage banking companies. Given the level of competition in Puerto Rico, there can be no assurance that net interest margins will continue at present levels. The Puerto Rico banking and mortgage banking industries have experienced increased competition in recent years, which has led to, among other things, consolidation within such industries.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the shares of Series A Preferred Stock offered hereby will be $43,257,500 ($48,100,000 if the Underwriters' over-allotment option is exercised in full) after deducting the underwriting discounts and estimated Offering expenses payable by the Company. See "Underwriting."

    The Company is raising funds in the Offering primarily to support further growth in the businesses of R&G Mortgage and the Bank. The Company expects to contribute approximately 60% of the net proceeds to R&G Mortgage and 40% of the net proceeds to the Bank. R&G Mortgage intends to use the proceeds received initially to pay down its warehousing lines. Subsequently, R&G Mortgage intends to utilize the capital to support additional borrowings, which may facilitate the acquisition of additional mortgage servicing rights and an increase in mortgage originations. The Bank intends to use the proceeds received to initially pay down FHLB of New York advances. The net proceeds will increase the Bank's regulatory capital, which will in the future facilitate the ability to increase deposits and borrowings to fund additional investments.

       RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

    The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods indicated.

                                                              SIX MONTHS
                                                                ENDED
                                                               JUNE 30,                       YEAR ENDED DECEMBER 31,
                                                         --------------------  -----------------------------------------------------
                                                           1998       1997       1997       1996       1995       1994       1993
                                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings to Fixed Charges(1):
  Including interest on deposits.......................      1.55x      1.56x      1.52x      1.42x      1.50x      1.23x      2.67x
  Excluding interest on deposits.......................      2.02x      2.37x      2.11x      2.06x      2.48x      1.58x      5.70x

------------------------

(1) The Company had no preferred stock outstanding during the periods shown.

    For purposes of computing the ratios of earnings to fixed charges, earnings represent income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle plus fixed charges. Fixed charges represent total interest expense, including and excluding interest on deposits, as applicable, as well as a reasonable approximation of the interest component of rental expense.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company at June 30, 1998 and as adjusted to reflect the issuance of 1,800,000 shares of Series A Preferred Stock pursuant to the Offering at an assumed Price to Public and receipt by the Company of the net proceeds therefrom, as if the sale of the Series A Preferred Stock had been consummated on June 30, 1998. The table does not give effect to any exercise of the over-allotment option granted to the Underwriters.

                                                                                             JUNE 30, 1998
                                                                                        -----------------------
                                                                                          ACTUAL    AS ADJUSTED
                                                                                        ----------  -----------

                                                                                        (DOLLARS IN THOUSANDS,
                                                                                           EXCEPT PER SHARE
                                                                                               AMOUNTS)
Borrowings (1)........................................................................  $  779,259   $ 738,701(2)
                                                                                        ----------  -----------
                                                                                        ----------  -----------
Stockholders' equity:
Preferred stock, $.01 par value, 10,000,000 shares authorized; none outstanding and
  1,800,000 Series A Preferred Stock, as adjusted.....................................  $       --   $  45,000
Common stock, $.01 par value:
  Class A shares, 40,000,000 shares authorized; 18,440,556 shares issued and
    outstanding.......................................................................         184         184
  Class B Shares, 20,000,000 shares authorized, 9,848,948 issued and outstanding and
    as adjusted.......................................................................          99         102(2)
Additional paid-in capital............................................................      38,194      41,770
Retained earnings.....................................................................     110,113     110,113
Capital reserves of the Bank..........................................................       2,215       2,215
Accumulated other comprehensive income................................................       1,318       1,318
                                                                                        ----------  -----------
  Total stockholders' equity..........................................................     152,123     200,702
                                                                                        ----------  -----------
                                                                                        ----------  -----------
  Total capitalization................................................................  $  931,382   $ 939,403
                                                                                        ----------  -----------
                                                                                        ----------  -----------
Common stockholders' equity per share.................................................  $     5.38   $    5.45
                                                                                        ----------  -----------
                                                                                        ----------  -----------

------------------------

(1) Includes securities sold under agreements to repurchase, notes payable and other borrowings.

(2) The "Borrowings" line item in the "As Adjusted" column reflects the initial paydown of R&G Mortgage's warehousing lines and the Bank's FHLB advances, as described under "Use of Proceeds," which amount has been partially offset by borrowings assumed on July 31, 1998 in connection with the acquisition of Fajardo Federal. Class B Shares, as adjusted, reflects the 297,143 shares issued in connection with the acquisition of Fajardo Federal. See "Prospectus Summary--The Company-- Recent Development."

                    DESCRIPTION OF SERIES A PREFERRED STOCK

GENERAL

    The following summary sets forth the material terms and provisions of the Series A Preferred Stock and is qualified in its entirety by reference to the terms and provisions of the Company's Certificate of Incorporation, as amended by a resolution of the Board of Directors relating to and authorizing the Series A Preferred Stock (the "Authorizing Resolution").

    The Series A Preferred Stock constitutes an authorized series of Company preferred stock. Company preferred stock may be issued from time to time in one or more series with such rights, preferences and limitations as are determined by the Company's Board of Directors. The Board of Directors has authorized the Company to issue the Series A Preferred Stock offered hereby, with the designations, dividend rights, redemption and other provisions as set forth in resolutions providing for the issuance thereof adopted by the Board of Directors, and as described generally below.

    When issued, the Series A Preferred Stock will be validly issued, fully paid and non-assessable. The holders of the Preferred Stock will have no preemptive rights with respect to any shares of the capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Series A Preferred Stock will not be subject to any sinking fund or other obligation of the Company for their repurchase or retirement.

DIVIDEND RIGHTS

    Holders of record of the Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors of the Company, or a duly authorized committee thereof, out of funds legally available therefor, noncumulative cash dividends at the annual rate per share of 7.40% of the $25 liquidation preference per share, or $0.154167 per share per month, with each aggregate payment made to each record holder of the Series A Preferred Stock being rounded to the next lowest cent. Dividends on the Series A Preferred Stock will accrue from their date of issuance and will be payable monthly in arrears in United States dollars commencing on October 1, 1998, and for each monthly dividend period commencing on the first day of each month thereafter, and ending on and including the day next preceding the first day of the next Dividend Period (each, a "Dividend Period") to the holders of record of the Series A Preferred Stock as they appear on the books of the Company on the second Business Day (as defined below) immediately preceding the relevant Dividend Payment Date (as defined below). Dividends so declared will be payable on the first day of each month commencing on October 1, 1998 (each, a "Dividend Payment Date"). When a Dividend Payment Date falls on a day that is not a Business Day, the dividend will be paid on the next Business Day, without any interest or accumulation on payment in respect of any such delay. A "Business Day" is a day on which the Nasdaq National Market is open for trading and which is not a Saturday, Sunday or other day on which the banks in the Commonwealth of Puerto Rico or New York City are authorized or obligated by law to close. The amount of dividends payable per share of Series A Preferred Stock for each Dividend Period shall be computed on the basis of twelve 30-day months and a 360-day year. The amount of dividends payable for any period shorter than a full month dividend period will be computed on the basis of the actual number of days elapsed in such period.

    Holders of Series A Preferred Stock will not participate in dividends, if any, declared and paid on the Common Stock of the Company. Except as described herein, holders of the Series A Preferred Stock will have no other right to participate in the profits of the Company or to receive dividends.

    If the Board of Directors of the Company or an authorized committee thereof does not declare a dividend on the Series A Preferred Stock for a Dividend Period, then holders of the Series A Preferred Stock will have no right to receive a dividend for that Dividend Period, and the Company will have no obligations to pay the dividend accrued for that Dividend Period, whether or not dividends are declared for any subsequent Dividend Period.

    When dividends are not paid in full on the Series A Preferred Stock and on any other shares of preferred stock of the Company ranking on a parity as to the payment of dividends with the Series A Preferred Stock, all dividends declared upon the Series A Preferred Stock and any such other shares of preferred stock will be declared PRO RATA so that the amount of dividends declared per share on the Series A Preferred Stock and any such other shares of preferred stock will in all cases bear to each other the same ratio that the liquidation preference per share of the Series Preferred Stock and any such other preferred stock bear to each other.

    So long as any shares of the Series A Preferred Stock remain outstanding, unless the full dividends on all outstanding shares of Series A Preferred Stock have been declared and paid or set apart for payment for the current Dividend Period and have been paid for all Dividend Periods for which dividends were declared and not paid, (i) no dividend (other than a dividend in Common Stock or in any other stock of the Company ranking junior to the Series A Preferred Stock as to dividends or distribution of assets upon liquidation, dissolution or winding up) may be declared and paid, or set apart for payment, or other distribution declared or made, on the Common Stock or on any other stock ranking junior to or on a parity with the Series A Preferred Stock as to dividends or distribution of assets upon liquidation, dissolution or winding up, and (ii) no shares of Common Stock or shares of any other stock of the Company ranking junior to or on a parity with Series A Preferred Stock as to dividends or distribution of assets upon liquidation, dissolution or winding up, will be redeemed, purchased or otherwise acquired for any consideration by the Company or any subsidiary of the Company (nor may any moneys be paid to or made available for a sinking or other fund for the redemption, purchase or other acquisition of any shares of any such stock), other than by conversion into or exchange for Common Stock or any other stock of the Company ranking junior to the Series A Preferred Stock as to dividends or distribution of assets upon liquidation, dissolution or winding up.

CONVERSION; EXCHANGE

    The Series A Preferred Stock will not be convertible into, or exchangeable for any other securities of the Company.

REDEMPTION AT THE OPTION OF THE COMPANY

    The shares of the Series A Preferred Stock are not redeemable prior to October 1, 2003. On or after that date, the shares of Series A Preferred Stock will be redeemable in whole or in part from time to time at the option of the Company, upon not less than 30 nor more than 60 days' notice by mail, at the redemption prices set forth in the table below, during the twelve-month periods beginning on October 1 of the years set forth below, subject to prior approval of the Federal Reserve Board, if required by applicable law, plus accrued and unpaid dividends for the then current monthly dividend period to the date fixed for redemption.

YEAR                                                                        REDEMPTION PRICE
------------------------------------------------------------------------  ---------------------
2003....................................................................        $   26.00
2004....................................................................            25.75
2005....................................................................            25.50
2006 and thereafter.....................................................            25.00

    In no event shall the Company redeem less than all the outstanding Series A Preferred Stock, unless dividends for the then-current Dividend Period to the date fixed for redemption for such series shall have been declared and paid or set apart for payment on all outstanding Series A Preferred Stock, provided however, that the foregoing provisions will not prevent, if otherwise permitted, the purchase or acquisition by the Company of Series A Preferred Stock pursuant to a tender or exchange offer made on the same terms to holders of all the outstanding Series A Preferred Stock and mailed to the holders of record of all such outstanding shares at such holders' address as the same appear on the books of the Company; and provided, further, that if some, but less than all, of the Series A Preferred Stock are to be purchased or otherwise acquired by the Company, the Series A Preferred Stock so tendered will be purchased or otherwise acquired by the Company on a PRO RATA basis (with adjustments to eliminate fractions) according to the number of such shares tendered by each holder so tendering Series A Preferred Stock for such purchase or exchange.

    In the event that less than all of the outstanding shares of the Series A Preferred Stock are to be redeemed in any redemption at the option of the Company, the total number of shares to be redeemed in such redemption shall be determined by the Board of Directors and the shares to be redeemed shall be allocated PRO RATA or by lot as may be determined by the Board of Directors or by such other method as the Board of Directors may approve and deem equitable, including any method to conform to any rule or regulation of any national or regional stock exchange or automated quotation system upon which the shares of the Series A Preferred Stock may at the time be listed or eligible for quotation.

    The Company may redeem the Series A Preferred Stock without ever having declared or paid a dividend on such stock.

    Notice of any proposed redemption shall be given by the Company by mailing a copy of such notice to the holders of record of the shares of Series A Preferred Stock to be redeemed, at their address of record, not more than 60 nor less than 30 days prior to the redemption date. The notice of redemption to each holder of shares of Series A Preferred Stock shall specify the number of shares of Series A Preferred Stock to be redeemed, the redemption date and the redemption price payable to such holder upon redemption and shall state that from and after said date dividends thereon will cease to accrue. If less than all the shares owned by a holder are then to be redeemed at the option of the Company, the notice shall also specify the number of shares of Series A Preferred Stock which are to be redeemed and the numbers of the certificates representing such shares. Any notice which is mailed as herein provided shall be conclusively presumed to have been duly given, whether or not the stockholder receives such notice. Failure to duly give such notice by mail, or any defect in such notice, to the holders of any stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series A Preferred Stock. Notice having been mailed as aforesaid, from and after the redemption date (unless default be made in the payment of the redemption price for any shares to be redeemed), all dividends on the shares of Series A Preferred Stock called for redemption shall cease to accrue and all rights of the holders of such shares as stockholders of the Company by reason of the ownership of such shares (except the right to receive the redemption price, on presentation and surrender of the respective certificates representing the redeemed shares) shall cease on the redemption date, and such shares shall not after the redemption date be deemed to be outstanding. In case less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued without cost to the holder thereof representing the unredeemed shares, if requested by such shareholder.

    At its option, the Company may, on or prior to the redemption date, irrevocably deposit with a paying agent (a "Paying Agent"), having surplus and undivided profits aggregating at least $50 million, funds necessary for such redemption in trust, with irrevocable instructions and authorization that such funds be applied to the redemption of the shares of Series A Preferred Stock called for redemption upon surrender of certificates for such shares (properly endorsed or assigned for transfer). If notice of redemption shall have been mailed and such deposit is made and the funds so deposited are made immediately available to the holders of the shares of the Series A Preferred Stock to be redeemed, the Company shall thereupon be released and discharged (subject to the provisions described in the next paragraph) from any obligation to make payment of the amount payable upon redemption of the shares of the Series A Preferred Stock to be redeemed. Notwithstanding that any certificates for such shares shall not have been surrendered for cancellation, the shares represented thereby shall no longer be deemed to be outstanding. Thereupon, the holders of such shares shall look only to the Paying Agent for such payment. Thereafter, all rights of the holders of such shares as holders of Series A Preferred Stock (except the right to receive the redemption price, but without interest) will cease.

    Any funds remaining unclaimed at the end of two years from and after the redemption date in respect of which such funds were deposited shall be returned to the Company forthwith and thereafter the holders of shares of the Series A Preferred Stock called for redemption with respect to which such funds were deposited shall look only to the Company for the payment of the redemption price thereof. Any interest accrued on any funds deposited with the Paying Agent shall belong to the Company and shall be paid to it from time to time on demand.

    Any shares of the Series A Preferred Stock which shall at any time have been redeemed shall, after such redemption, have the status of authorized but unissued shares of preferred stock, without designation as to series, until such shares are once more designated as part of a particular series by the Board of Directors.

VOTING RIGHTS

    Except as indicated herein, or except as required by applicable law, the holders of the Series A Preferred Stock will not be entitled to receive notice of or attend or vote at any meeting of stockholders of the Company.

    If a Voting Event (as defined below) occurs, the holders of outstanding shares of the Series A Preferred Stock, together with the holders of shares of any one or more other series of preferred stock entitled to vote for the election of directors in the event of any failure to pay dividends, acting as a single class, will be entitled, by written notice to the Company given by the holders of a majority in liquidation preference of such shares or by ordinary resolution passed by the holders of a majority in liquidation preference of such shares present in person or by proxy at a separate special meeting of such holders convened for the purpose, to appoint two additional members of the Board of Directors of the Company, to remove any such member so appointed by them from office and to appoint another person in place of such member. Not later than 30 days after a Voting Event occurs, if written notice by a majority of the holders of such shares has not been given as provided for in the preceding sentence, the Board of Directors or an authorized committee thereof will convene a separate special meeting for the above purpose. If the Board of Directors or such authorized committee fails to convene such meeting within such 30-day period, the holders of 10% of the outstanding shares of the Series A Preferred Stock and of any such other securities will be entitled to convene such meeting. The provisions of the Certificate of Incorporation and By-laws of the Company relating to the convening and conduct of general meetings of stockholders will apply with respect to any such separate special meeting. Any member of the Board of Directors so appointed shall vacate office if, following the event which gave rise to such appointment, the Company shall have resumed the payment of dividends in full on the Series A Preferred Stock and each such other series of stock for twelve consecutive monthly Dividend Periods. The Certificate of Incorporation of the Company provides for a minimum of 5 members of the Board of Directors and a maximum of 15 members. As of the date of this Prospectus, the Company's Board of Directors had 13 members.

    A "Voting Event" will be deemed to have occurred in the event that dividends payable on any share or shares of Series A Preferred Stock shall not be declared and paid at the stated rate for the equivalent of eighteen full monthly Dividend Periods (whether or not consecutive). A Voting Event will be deemed to have been terminated when dividends have been paid regularly for twelve consecutive monthly Dividend Periods, subject always to the revesting of the right of holders of the Series A Preferred Stock voting as a class with the holders of any other preferred stock to elect two directors as provided herein in the event of any future failure on the part of the Company to pay dividends at the stated rate for any eighteen full monthly Dividend Periods (whether or not consecutive).

    Any variation or abrogation of the rights, preferences and privileges of the Series A Preferred Stock by way of amendment of the Certificate of Incorporation or otherwise (including, without limitation, the authorization or issuance of any shares of the Company ranking, as to dividend rights or rights on liquidation, winding up and dissolution, senior to the Series A Preferred Stock) shall not be effective

(unless otherwise required by applicable law) except with the consent in writing of the holders of at least two-thirds of the outstanding shares of the Series A Preferred Stock or with the sanction of a special resolution passed at a separate special meeting by the holders of at least two-thirds of the outstanding shares of the Series A Preferred Stock. Notwithstanding the foregoing, the Company may, without the consent or sanction of the holders of Series A Preferred Stock, authorize and issue shares of the Company ranking as to dividend rights and rights on liquidation, winding up or dissolution, on a parity with or junior to the Series A Preferred Stock.

    No vote of the holders of the Series A Preferred Stock will be required for the Company to redeem or purchase and cancel the Series A Preferred Stock in accordance with the Certificate of Incorporation and the Authorizing Resolution.

    The Company will cause a notice of any meeting at which holders of Series A Preferred Stock are entitled to vote to be mailed to each record holder of the Series A Preferred Stock. Each such notice will include a statement setting forth (i) the date of such meeting, (ii) a description of any resolution to be proposed for adoption at such meeting on which such holders are entitled to vote and (iii) instructions for deliveries of proxies.

LIQUIDATION PREFERENCE

    In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series A Preferred Stock will be entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of the assets is made to the holders of shares of the Common Stock or on any other class or series of stock of the Company ranking junior to the Series A Preferred Stock as to such a distribution, an amount equal to $25 per share, plus an amount equal to dividends declared and unpaid for the then current Dividend Period (without accumulation of accrued and unpaid dividends for prior Dividend Periods) to the date fixed for payment of such distribution.

    If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets of the Company are insufficient to make the full liquidation payment on the Series A Preferred Stock and liquidating payments on any other class or series of stock of the Company ranking on a parity with the Series A Preferred Stock as to any such distribution, then such assets will be distributed among the holders of the Series A Preferred Stock and such other class or series of parity stock ratably in proportion to the respective full preferential amounts to which they are entitled.

    After any liquidating payments, the holders of the Series A Preferred Stock will be entitled to no other payments. A consolidation or merger of the Company with or into any other corporation or corporations or the sale, lease or conveyance, whether for cash, shares of stock, securities or properties, of all or substantially all the assets of the Company will not be regarded as a liquidation, dissolution or winding up of the Company.

REGISTRAR AND TRANSFER AGENT

    The registrar and transfer agent for the Series A Preferred Stock is American Stock Transfer & Trust Co., New York, New York, or any successor thereto (the "Registrar and Transfer Agent").

    The transfer of a share of Series A Preferred Stock may be registered upon the surrender of the certificate evidencing the Series A Preferred Stock to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the office of the Registrar and Transfer Agent.

    Registration of transfers of Series A Preferred Stock will be effected without charge by or on behalf of the Company, but upon payment (or the giving of such indemnity as the Registrar and Transfer Agent may require) in respect of any tax or other governmental charges which may be imposed in relation to it.

    The Company will not be required to register the transfer of Series A Preferred Stock after such Series A Preferred Stock has been called for redemption.

REPLACEMENT OF LOST CERTIFICATES

    If any certificate for a Series A Preferred Stock is mutilated or alleged to have been lost, stolen or destroyed, a new certificate representing the same share may be issued to the holder upon request subject to delivery of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence, indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Board of Directors of the Company may determine.

NO PREEMPTIVE RIGHTS

    Holders of the Series A Preferred Stock will have no preemptive rights to purchase any securities of the Company.

NO REPURCHASE AT THE OPTION OF THE HOLDERS

    Holders of the Series A Preferred Stock will have no right to require the Company to redeem or repurchase any shares of Series A Preferred Stock, and the shares of Series A Preferred Stock are not subject to any sinking fund or similar obligation.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    R&G Financial is authorized to issue 70,000,000 shares of capital stock, of which 60,000,000 are shares of Common Stock, par value $0.01 per share, and 10,000,000 are shares of preferred stock, par value $0.01 per share. The Company's Common Stock is divided into 40,000,000 Class A Shares, of which as of June 30, 1998 18,440,556 were owned by Mr. Victor J. Galan, the Company's Chairman of the Board and Chief Executive Officer, and 20,000,000 Class B Shares, of which 9,848,948 Class B Shares were outstanding and held by members of the general public. The Common Stock of the Company does not represent non-withdrawable capital, is not an account of an insurable type, and is not insured by the FDIC.

COMMON STOCK

    GENERAL. The Common Stock of the Company has been duly authorized, validly issued, fully paid and non-assessable. The shares of Common Stock of the Company are not redeemable and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and liquidation distributions due to holders of the preferred stock. There is no cumulative voting. Therefore, subject to the right of the holders of the preferred stock to elect directors under certain circumstances, the holders of shares representing a plurality of the votes present in person or represented by proxy at the meeting and entitled to vote in an election of directors can elect all of the directors then standing for election.

    VOTING RIGHTS. Subject to the rights of the holders of the preferred stock to elect directors under certain circumstances and except to the extent required by law, the holders of Common Stock of R&G Financial possess exclusive voting rights in the Company. They elect R&G Financial's Board of Directors and act on such other matters as are required to be presented to them under Puerto Rico law or the Company's Certificate of Incorporation or as are otherwise presented to them by the Board of Directors.

    Except for matters where applicable law requires the approval of one or both classes of Common Stock voting as separate classes, holders of Class A Shares and Class B Shares generally vote as a single class on all matters submitted to a vote of the shareholders, including the election of directors. Holders of Class A Shares are entitled to two votes per share and holders of Class B Shares are entitled to one vote per share. A majority of the votes eligible to be cast, represented in person or by proxy, constitutes a quorum at a meeting of shareholders. If a quorum is present, the affirmative vote of a majority of the votes present in person or by proxy at the meeting is the act of the shareholders unless otherwise provided by law. Under Puerto Rico law, the affirmative vote of the holders of a majority of the outstanding Class B Shares would be required to approve, among other matters, an adverse change in the powers, preferences or special rights of the Class B Shares.

    CONVERSION RIGHTS. Each record holder of Class A Shares shall be entitled at any time and from time to time to convert any or all of the Class A Shares held by such holder into Class B Shares at the rate of one Class B Share for each Class A Share so converted. The Class B Shares shall not carry any conversion rights and are otherwise not convertible into Class A Shares.

    DIVIDENDS. The Company has paid regular quarterly cash dividends on the Common Stock since the quarter ended December 1996. Declarations of dividends by the Board of Directors depends upon a number of factors. The declaration and payment of dividends on the Common Stock is subject to a quarterly review by the Board of Directors of the Company. The timing and amount of dividends, if any, is dependent upon the Company's results of operations and financial condition and on the ability of the Company to receive dividends from its subsidiary companies. Holders of Class A Shares and Class B Shares are entitled to share ratably, as a single class, in dividends paid on the Common Stock (except that if dividends are declared which are payable in Class A Shares or Class B Shares, dividends shall be declared which are payable at the same rate in each such class of stock and the dividends payable in Class A Shares shall be payable to the holders of that class of stock and the dividends payable in Class B Shares shall be payable to the holders of that class of stock).

    LIQUIDATION. In the event of any liquidation, dissolution or winding up of R&G Mortgage and/or the Bank, the Company, as the sole holder of the capital stock of R&G Mortgage and the Bank, would be entitled to receive, after payment or provision for payment of all debts and liabilities of R&G Mortgage and/or the Bank (including, in the case of the Bank, all deposit accounts and accrued interest thereon), all assets of R&G Mortgage and/or the Bank available for distribution. In the event of any liquidation, dissolution or winding up of R&G Financial, the holders of its Common Stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities and liquidation distributions due to holders of the preferred stock, all of the assets of the Company available for distribution. The Series A Preferred Stock will have a priority over the holders of the Common Stock in the event of liquidation or dissolution. See "Description of Series A Preferred Stock --Liquidation Preference." If other classes of preferred stock are issued in the future, the holders thereof may have a priority over the holders of the Common Stock in the event of liquidation or dissolution.

    PREEMPTIVE RIGHTS. Holders of the Common Stock of the Company are not entitled to preemptive rights with respect to any shares which may be issued in the future. The Common Stock is not subject to redemption.

PREFERRED STOCK

    Prior to the Offering, none of the shares of the Company's authorized preferred stock has been issued. Such stock may be issued with such preferences and designations as the Board of Directors may from time to time determine. The Board of Directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights as it may deem appropriate in the circumstances. For information with respect to the Offering of the Series A Preferred Stock and the terms of the Series A Preferred Stock, see "Prospectus Summary--The Offering" and "Description of Series A Preferred Stock," respectively.

RESTRICTIONS ON ACQUISITION OF THE COMPANY

    RESTRICTIONS IN THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS. A number of provisions of the Company's Certificate of Incorporation and Bylaws deal with matters of corporate governance and certain rights of stockholders. The following discussion is a general summary of certain provisions of the Company's Certificate of Incorporation and Bylaws which might be deemed to have a potential "anti-takeover" effect. Reference should be made in each case to such Certificate of Incorporation and Bylaws. See "Available Information."

    BOARD OF DIRECTORS. The Certificate of Incorporation of the Company contains provisions relating to the Board of Directors and provides, among other things, that the Board of Directors shall be divided into three classes as nearly equal in number as possible with the term of office of one class expiring each year. Cumulative voting in the election of directors is prohibited. Directors may be removed with or without cause at a duly constituted meeting of stockholders called expressly for that purpose. Any vacancy occurring in the Board of Directors for any reason (including an increase in the number of authorized directors) may be filled by the affirmative vote of a majority of the Directors then in office, though less than a quorum of the Board, or by the sole remaining director, and a director appointed to fill a vacancy shall serve for the remainder of the term to which the director being replaced had been elected, and until his successor has been elected and qualified.

    The Bylaws govern nominations for election to the Board, and provide that nominations for election to the Board of Directors may be made by the nominating committee of the Board of Directors or by a stockholder eligible to vote at an annual meeting of stockholders who has complied with specified notice requirements. Written notice of a stockholder nomination must be delivered to, or mailed to and received at, the Company's principal executive offices not later than ninety days prior to the anniversary date of the mailing of proxy materials by the Company in connection with the immediately preceding annual meeting and, with respect to an election to be held at a special meeting of stockholders, no later than the close of business on the tenth day following the date on which notice of such meeting is first given to stockholders.

    LIMITATION OF LIABILITY. The Company's Certificate of Incorporation provides that the personal liability of directors and officers of the Company for monetary damages shall be limited to the fullest extent permitted by the General Corporation Law of the Commonwealth of Puerto Rico ("Puerto Rico Corporate Law").

    INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS. The Company's Bylaws provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding of the Company, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the written request of the Company as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the fullest extent authorized by Puerto Rico Corporate Law, provided that the Company shall not be liable for any amounts which may be due to any person in connection with a settlement of any action, suit or proceeding effected without its prior written consent or any action, suit or proceeding initiated by any person seeking indemnification without its prior written consent. The Company's Bylaws also provide that reasonable expenses incurred by a director, officer, employee or agent of the Company in defending any civil, criminal, suit or proceeding described above may be paid by the Company in advance of the final disposition of such action, suit or proceeding.

    SPECIAL MEETINGS OF STOCKHOLDERS AND STOCKHOLDER PROPOSALS. The Company's Bylaws provide that special meetings of the Company's stockholders, for any purpose or purposes, may be called by the Chairman of the Board, the President or by the affirmative vote of a majority of the Board of Directors then in office. Only such business as shall have been properly brought before an annual meeting of stockholders shall be conducted at the annual meeting. In order to be properly brought before an annual meeting, business must either be brought before the meeting by or at the direction of the Board of Directors or otherwise by a stockholder who has given timely notice thereof (along with specified information) in writing to the Company. For stockholder proposals to be included in the Company's proxy materials, the stockholder must comply with all the timing and informational requirements of Rule 14a-8 of the Exchange Act. With respect to stockholder proposals to be considered at the annual meeting of stockholders but not included in the Company's proxy materials, the stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not later than 90 days prior to the anniversary date of the mailing of proxy materials by the Company in connection with the immediately preceding annual meeting.

    AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS. The Company's Certificate of Incorporation generally provides that any amendment of the Certificate must be first approved by a majority of the Board of Directors and, to the extent required by law, then by the holders of a majority of the votes eligible to be cast in an election of directors, except that the approval of shares representing 75% of the votes eligible to be cast in an election of directors, as well as such additional vote of the preferred stock as may be required by the provisions of any series thereof, is required for any amendment to Articles VII (directors), VIII (bylaws), IX (limitation on liability of directors and officers) and X (amendment), unless any such proposed amendment is approved by a vote of two-thirds of the Board of Directors then in office. The

Company's Bylaws may be amended by the Board or by the stockholders. Such action by the stockholders requires the affirmative vote of the holders of a majority of the votes eligible to be cast generally in an election of directors, except that the approval of shares representing 75% of the votes eligible to be cast generally in an election of directors is required for any amendment to the Bylaws which is inconsistent with Articles VII, VIII, IX and X of the Certificate and which is not approved by the affirmative vote of two-thirds of the Board of Directors then in office.

    OTHER RESTRICTIONS ON ACQUISITION OF THE COMPANY. Under the Change in Bank Control Act ("CIBCA"), a notice must be submitted to the Federal Reserve Board if any person, or group acting in concert, seeks to acquire 10% or more of the Company's shares of Common Stock outstanding, unless the Federal Reserve Board finds that the acquisition will not result in a change in control of the Company. Under the CIBCA, the Federal Reserve Board has 60 days within which to act on such notices, taking into consideration certain factors, including the financial and managerial resources of the acquiror, the convenience and needs of the communities served by the Company and the Bank, and the antitrust effects of the acquisition. Under the BHCA, any company would be required to obtain prior approval from the Federal Reserve Board before it may obtain control of the Company. Control generally is defined to mean the beneficial ownership of 25% or more of any class of voting securities of the Company. Under the Banking Law, a notice must be submitted to the Commissioner of Financial Institutions of Puerto Rico not less than 60 days prior to the consummation of any transfer of stock of the Company if, after such transfer, the transferee (including any group acting in concert) will own more than 5% of the outstanding voting stock of the Company. Such transfer will require the approval of the Commissioner of Financial Institutions if it will result in a change of control of the Company. A transfer will be presumed to result in a change of control if, as a result of such transfer, a person or group that did not own more than 5% of the outstanding voting stock of the Company prior to such transfer owns more than 5% of such stock. In acting upon any such request for approval, the Commissioner of Financial Institutions must take into consideration factors such as the experience and moral and financial responsibility of the transferee, its impact on the operations of the Bank, whether the change of control threatens the interest of the Bank's depositors, creditors or shareholders and any public interest considerations.

                                    TAXATION

GENERAL

    The following is a summary of the material Puerto Rico tax and United States federal income tax considerations relating to the purchase, ownership and disposition of Series A Preferred Stock. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Series A Preferred Stock and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Puerto Rico and the United States.

    This summary is based on the tax laws of Puerto Rico and the United States as in effect on the date of this Prospectus, as well as regulations, administrative pronouncements and judicial decisions available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively and could affect the continued validity of this summary.

    Prospective purchasers of Series A Preferred Stock should consult their own tax advisors as to the Puerto Rico, United States or other tax consequences of the purchase, ownership and disposition of Series A Preferred Stock, including the application to their particular situations of the tax considerations discussed below, as well as the application of any state, local, foreign or other tax.

                              PUERTO RICO TAXATION

    The following is a summary of certain Puerto Rico tax considerations relating to the purchase, ownership and disposition of Series A Preferred Stock. The discussion is based on Puerto Rico tax laws, regulations, and judicial and administrative interpretations, all as of the date hereof, all of which are subject to change (with possible retroactive effect). This discussion does not purport to cover all aspects of Puerto Rico taxation that may be relevant to a purchaser of Series A Preferred Stock in light of such purchaser's particular circumstances, or to purchasers subject to special rules of taxation, such as life insurance companies, special partnerships, Subchapter N corporations, registered investment companies, and certain pension trusts. Persons considering the purchase of Series A Preferred Stock should consult their own tax advisors with regard to the application of the Puerto Rico tax laws to their particular situations, as well as any tax consequences arising under the laws of any other jurisdiction.

    For purposes of the discussion below, a "Puerto Rico corporation" is a corporation organized under the laws of Puerto Rico and a "foreign corporation" is a corporation organized under the laws of a jurisdiction other than Puerto Rico.

INCOME TAXATION

    TAXATION OF DIVIDENDS. Distributions of cash or other property made by the Company with respect to Series A Preferred Stock will be treated as dividends to the extent that the Company has current or accumulated earnings and profits. To the extent that a distribution exceeds the Company's current and accumulated earnings and profits, the distribution will be treated as a return of capital and will be applied against and reduce the adjusted tax basis of the Series A Preferred Stock in the hands of the holder. The excess of any such distribution over such adjusted tax basis will be treated as gain on the sale or exchange of such Series A Preferred Stock and will be subject to income tax as described below.

    This discussion regarding the income taxation of dividends on Series A Preferred Stock assumes that such dividends will constitute income from sources within Puerto Rico. Generally, a dividend declared by a Puerto Rico corporation will constitute income from sources within Puerto Rico unless the corporation derives less than 20% of its gross income from sources within Puerto Rico for the three taxable years preceding the year of the declaration. The Company has represented that it has derived more than 20% of its gross income from Puerto Rico sources on an annual basis since its incorporation in 1996.

    INDIVIDUAL RESIDENTS OF PUERTO RICO AND PUERTO RICO CORPORATIONS. In general, individuals who are residents of Puerto Rico will be subject to a 10% income tax on dividends paid with respect to Series A Preferred Stock. Puerto Rico corporations will be subject to income tax on dividends paid with respect to Series A Preferred Stock at the normal corporate income tax rates, subject to the dividend received deduction discussed below.

    In the case of an individual, 10% of the amount of the dividend is generally required to be withheld by the Company. An individual may elect for such withholding not to apply, and in such case he or she will be required to include the amount of the dividend as ordinary income and will be subject to income tax thereon at the normal income tax rates, which may be up to 33%.

    In the case of a Puerto Rico corporation, no withholding will be imposed on dividends paid with respect to Series A Preferred Stock. Such dividends will be taxed at the normal corporate income tax rates, but such corporations will be entitled to claim a dividend received deduction in computing their income tax liability. The deduction will be equal to 85% of the dividend received, but the deduction may not exceed 85% of the corporation's net taxable income. Based on the applicable maximum Puerto Rico normal corporate income tax rate of 39%, the maximum effective income tax rate on such dividends will be 5.85% after accounting for the dividend received deduction.

    As a practical matter, dividends with respect to Series A Preferred Stock held in "street name" through foreign financial institutions or other securities intermediaries not engaged in trade or business in Puerto Rico will generally be subject to the 10% withholding tax imposed on foreign corporations or partnerships. See "--Foreign Corporations." Accordingly, individuals resident of Puerto Rico who desire to file an election out of the applicable 10% withholding tax should have their shares of Series A Preferred

Stock issued and registered in their own name. Similarly, Puerto Rico corporations and partnerships that own any shares of Series A Preferred Stock should have such shares issued and registered in their own name in order to ensure that no withholding is made on dividends thereon.

    UNITED STATES CITIZENS NOT RESIDENTS OF PUERTO RICO. Dividends paid with respect to Series A Preferred Stock to a United States citizen who is not a resident of Puerto Rico will be subject to a 10% withholding tax on the amount of the dividend. Such an individual may elect to include the dividends as ordinary income and pay income tax thereon at the normal rates, which may be up to 33%. Notwithstanding the making of such an election, a 10% withholding tax will be required on the amount of the dividend unless the individual timely files with the Company a withholding exemption certificate to the effect that such individual's gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single or $3,000 if married. Withholding exemption certificates will only be accepted from individuals who have the shares of Series A Preferred Stock registered in their names. Individuals who hold shares of Series A Preferred Stock in "street name" will not be eligible to file withholding exemption certificates.

    INDIVIDUALS NOT CITIZENS OF THE UNITED STATES AND NOT RESIDENTS OF PUERTO RICO. Dividends paid with respect to Series A Preferred Stock to any individual who is not a citizen of the United States and who is not a resident of Puerto Rico will generally be subject to the 10% withholding tax.

    FOREIGN CORPORATIONS. The income taxation of dividends paid with respect to the Series A Preferred Stock to a foreign corporation will depend on whether or not the corporation is engaged in a trade or business in Puerto Rico in the taxable year of its receipt of the dividends.

    A foreign corporation that is engaged in a trade or business in Puerto Rico will be subject to the normal corporate income tax rates applicable to domestic corporations on their net income that is effectively connected with the trade or business in Puerto Rico. This income will include net income from sources within Puerto Rico and certain items of net income from sources outside Puerto Rico that are effectively connected with the trade or business in Puerto Rico. Net income from sources within Puerto Rico will include dividends with respect to Series A Preferred Stock. A foreign corporation that is engaged in a trade or business in Puerto Rico will be entitled to claim the 85% dividend received deduction discussed above in connection with Puerto Rico corporations.

    In general, foreign corporations that are engaged in a trade or business in Puerto Rico are also subject to a 10% branch profits tax. However, dividends with respect to Series A Preferred Stock received by such corporations will be excluded from the computation of the branch profits tax liability of such corporations.

    A foreign corporation that is not engaged in a trade or business in Puerto Rico will be subject to a 10% withholding tax on dividends received on the Series A Preferred Stock.

    PARTNERSHIPS. Partnerships are generally taxed in the same manner as corporations. Accordingly, the preceding discussion with respect to corporations is equally applicable in the case of most partnerships.

    TAXATION OF GAINS UPON SALES OR EXCHANGES (NOT INCLUDING REDEMPTIONS). The sale or exchange of Series A Preferred Stock will give rise to gain or loss equal to the difference between the amount realized on the sale or exchange and the tax basis of the Series A Preferred Stock in the hands of the holder. Such gain or loss will be capital gain or loss if the Series A Preferred Stock is held as a capital asset by the holder and will be long-term capital gain or loss if the stockholders' holding period with respect to the Series A Preferred Stock exceeds six months.

    INDIVIDUAL RESIDENTS OF PUERTO RICO AND PUERTO RICO CORPORATIONS. Gain on the sale or exchange of Series A Preferred Stock by an individual resident of Puerto Rico or a Puerto Rico corporation will generally be required to be recognized as gross income and will be subject to income tax. If the stockholder is an individual and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 20%.

If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 25%.

    UNITED STATES CITIZENS NOT RESIDENTS OF PUERTO RICO. A United States citizen who is not a resident of Puerto Rico will not be subject to income tax on the sale or exchange of Series A Preferred Stock if the gain resulting therefrom does not constitute income from sources within Puerto Rico. Generally, gain on the sale or exchange of Series A Preferred Stock will be considered to be income from sources outside Puerto Rico if all rights, title and interest in or to the Series A Preferred Stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the Series A Preferred Stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from any such sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 20% of the gain will be withheld at the source; if such gain constitutes a long term capital gain, it will be subject to a tax at a maximum rate of 20%.

    INDIVIDUALS NOT CITIZENS OF THE UNITED STATES AND NOT RESIDENTS OF PUERTO RICO. An individual who is not a citizen of the United States and who is not a resident of Puerto Rico will be subject to the rules described under "--United States Citizens Not Residents of Puerto Rico"; provided, however, that if the gain resulting from the sale or exchange of Series A Preferred Stock constitutes income from sources within Puerto Rico, an amount equal to 25% of the gain will be withheld at the source; and provided further, that if the gain resulting from such sale or exchange represents a net capital gain, the individual will be subject to tax on such gain at a rate of 29%.

    FOREIGN CORPORATIONS. A foreign corporation that is engaged in a trade or business in Puerto Rico will generally be subject to a maximum corporate income tax rate of 25% on any long-term capital gain realized on the sale or exchange of Series A Preferred Stock if such gain is (i) from sources within Puerto Rico or (ii) from sources outside Puerto Rico and effectively connected with a trade or business in Puerto Rico.

    In general, foreign corporations that are engaged in a trade or business in Puerto Rico will also be subject to a 10% branch profits tax. In the computation of this tax, any gain realized by such corporations on the sale or exchange of Series A Preferred Stock will be taken into account. However, a deduction will be allowed in such computation for any income tax paid on the gain realized on such sale or exchange.

    A foreign corporation that is not engaged in a trade or business in Puerto Rico will generally be subject to a corporate income tax rate of 29% on any capital gain realized on the sale or exchange of Series A Preferred Stock if such gain is from sources within Puerto Rico. Gain on the sale or exchange of Series A Preferred Stock will generally not be considered to be from sources within Puerto Rico if all rights, title and interest in or to the Series A Preferred Stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the Series A Preferred Stock is made to an office of a paying or exchanged agent located outside Puerto Rico. If the gain resulting from any such sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 25% of the gain will be withheld at the source. In the case of such foreign corporation, no income tax will apply if the sale or exchange of Series A Preferred Stock produces income from sources outside Puerto Rico.

    PARTNERSHIPS. Partnerships are generally taxed as corporations. Accordingly, the discussion with respect to corporations is equally applicable to most partnerships.

    TAXATION OF REDEMPTIONS. The following discussion regarding redemptions of Series A Preferred Stock assumes that any redemption of Series A Preferred Stock will terminate all of the particular holder's interest in the Company.

    The redemption of Series A Preferred Stock will generally generate gain or loss that will be measured as provided above under "--Taxation of Gains upon Sales or Exchanges (Not including Redemptions)" for a sale or exchange of Series A Preferred Stock. Gain on the redemption of Series A Preferred Stock will generally be recognized and will be subject to income tax. If the stockholder of the Series A Preferred Stock is an individual resident of Puerto Rico and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 20%. If the stockholder is a domestic corporation and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 25%.

ESTATE AND GIFT TAXATION

    The transfer of Series A Preferred Stock by inheritance or gift by an individual who is a resident of Puerto Rico at the time of his or her death or at the time of the gift will not be subject to estate and gift tax if the individual is a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico.

MUNICIPAL LICENSE TAXATION

    Individuals and corporations that are not engaged in a trade or business in Puerto Rico will not be subject to municipal license tax with respect to dividends paid with respect to Series A Preferred Stock or with respect to any gain realized on the sale, exchange or redemption of such stock.

    A corporation that is engaged in a trade or business in Puerto Rico will be subject to municipal license tax with respect to dividends paid with respect to Series A Preferred Stock and with respect to gain realized on the sale, exchange or redemption of such stock if such dividends or gain are attributable to such trade or business. The municipal license tax is imposed on the volume of business of the taxpayer, and the tax rates range from a maximum of 1.5% for financial businesses to a maximum of 0.5% for other businesses.

PROPERTY TAXATION

    The Series A Preferred Stock will not be subject to Puerto Rico property tax.

                             UNITED STATES TAXATION

    The following is a summary of certain United States federal income tax consequences of the ownership and disposition of the Series A Preferred Stock by U.S. Holders, as defined below. This summary is based on the Code, existing and proposed regulations of the U.S. Department of the Treasury promulgated thereunder ("Treasury Regulations "), administrative pronouncements and judicial decisions, all of which are subject to change (possibly with retroactive effect). This summary deals only with Series A Preferred Stock held by initial purchasers as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a purchaser in light of such person's particular circumstances or to purchasers subject to special rules, such as life insurance companies, tax-exempt entities, dealers in securities, financial institutions, persons who hold Series A Preferred Stock as part of an integrated investment (including a straddle) or to persons whose functional currency is not the U.S. dollar or who owns 10% or more of the voting stock of the Company. Persons considering the purchase of Series A Preferred Stock should consult their own tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

    As used herein, the term "U.S. Holder" means a beneficial owner of Series A Preferred Stock that does not own 10% or more of the voting stock of the Company and is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. The term "U.S. Holder" does not include individual Puerto Rico residents who are not citizens or residents of the United States nor does it include corporations organized under the laws of Puerto Rico. As used herein, the term "Puerto Rico U.S. Holder" means an individual U.S. Holder who is a bona fide resident of Puerto Rico during the entire taxable year (or, in certain cases, a portion thereof).

OWNERSHIP AND DISPOSITION OF SERIES A PREFERRED STOCK

    TAXATION OF DIVIDENDS. Subject to the discussion under "--Passive Foreign Investment Company Rules" below, distributions made with respect to the Series A Preferred Stock, including the amount of any Puerto Rico taxes withheld therefrom, will be includable in the gross income of a U.S. Holder (other than a Puerto Rico U.S. Holder) as foreign source dividend income to the extent such distributions are paid out of current or accumulated earnings and profits of the Company as determined for United States federal income tax purposes. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. Holders that are corporations. To the extent, if any, that the amount of any distribution by the Company exceeds the Bank's current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder's tax basis in the Series A Preferred Stock and thereafter as capital gain. Certain pro rata distributions of Series A Preferred Stock by the Company to all Company stockholders may not be subject to United States federal income tax.

    Subject to certain conditions and limitations, any Puerto Rico tax withheld by the Company in accordance with Puerto Rico law will be eligible for credit against the U.S. Holder's United States federal income tax liability. See "Puerto Rico Taxation--Ownership and Disposition of Series A Preferred Stock-- Taxation of Dividends" above. For purposes of calculating a U.S. Holder's United States foreign tax credit limitation, dividends distributed by the Company will generally constitute foreign source "passive income" or, in the case of certain U.S. Holders (those predominantly engaged in the active conduct of a banking, financing or similar business), "financial services income."

    In general, and subject to the discussion under "--Passive Foreign Investment Company Rules" below, distributions made by the Company with respect to the Series A Preferred Stock to a Puerto Rico U.S. Holder will not be includable in such stockholder's gross income and will be exempt from United States federal income taxation. In addition, for United States federal income tax purposes, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from such Puerto Rico U.S. Holder's gross income.

    TAXATION OF CAPITAL GAINS. A U.S. Holder (other than a Puerto Rico U.S. Holder) will recognize gain or loss on the sale or other disposition of Series A Preferred Stock in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the Series A Preferred Stock and the U.S. dollar amount realized on the sale or other disposition. Subject to the discussion under "--Passive Foreign Investment Company Rules" below, such gain or loss will be capital gain or loss. U.S. Holders should consult their own tax advisors concerning the treatment of capital gains and losses.

    Gain recognized by a U.S. Holder on the sale or other disposition of Series A Preferred Stock generally will be treated as United States source income.

    In general, and subject to the discussion under "--Passive Foreign Investment Company Rules" below, gain from the sale or exchange of the Series A Preferred Stock by a Puerto Rico U.S. Holder will not be includable in such stockholder's gross income and will be exempt from United States federal income taxation and no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from such Puerto Rico U.S. Holder's gross income.

    BACKUP WITHHOLDING. Certain noncorporate U.S. Holders may be subject to backup withholding at the rate of 31% on dividends paid or the proceeds of a sale, exchange or redemption of Series A Preferred Stock. Generally, backup withholding applies only when the taxpayer fails to furnish or certify a proper taxpayer identification number or when the payor is notified by the Internal Revenue Service that the taxpayer has failed to report payments of interest and dividends properly. U.S. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

PASSIVE FOREIGN INVESTMENT COMPANY RULES

    The Code provides special rules regarding certain distributions received by U.S. Persons with respect to, and sales and other dispositions (including pledges) of, stock of a Passive Foreign Investment Company ("PFIC").

    Based upon certain proposed Treasury Regulations under PFIC provisions of the Code (the "Proposed Regulations"), the Company believes that it has not been a PFIC for any of its prior taxable years and expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered a PFIC in the foreseeable future. If, contrary to the Bank's expectation, the Series A Preferred Stock were considered to be shares of a PFIC for any fiscal year, a U.S. Holder would generally be subject to special rules (regardless of whether the Company remains a PFIC) with respect to (a) any "excess distribution" by the Company to the U.S. Holder (generally, any distributions received by the U.S. Holder on the Series A Preferred Stock in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder's holding period for the Series A Preferred Stock if shorter) and (b) any gain realized on the sale, pledge or other disposition of Series A Preferred Stock. Under these rules, (i) the excess distribution or gain would be allocated ratably over the U.S. Holder's holding period for the Series A Preferred Stock, (ii) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is a PFIC would be taxed as ordinary income, and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such year. As an alternative to these rules, if the Company were a PFIC and effective for taxable years of U.S. Holders beginning after December 31, 1997, U.S. Holders may, in certain circumstances, elect a mark-to-market treatment with respect to their Series A Preferred Stock, provided that the Series A Preferred Stock will constitute "marketable stock" for purposes of these rules. Guidance on what may constitute "marketable stock" is not yet available from the United States Department of Treasury.

    In general, the Proposed Regulations provide that an individual who is a bona fide resident of Puerto Rico would be subject to the rule described in
(iii) above only to the extent that any excess distribution or gain is allocated to a taxable year during which the individual was not a bona fide resident of Puerto Rico during the entire taxable year (or, in certain cases, a portion thereof).

    Under current law, if the Company is a PFIC in any year, a U.S. Holder who beneficially owns Series A Preferred Stock during such year must make an annual return on IRS Form 8621 that describes any distributions received from the Company and any gain realized on the disposition of Series A Preferred Stock.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below (the "Underwriters"), for which Santander Securities Corporation of Puerto Rico ("Santander Securities"), Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Friedman, Billings, Ramsey & Co., Inc. ("FBR") are acting as representatives, and each of such Underwriters has severally agreed to purchase from the Company, the respective number of shares of Series A Preferred Stock set forth opposite its name below. The table does not include the 200,000 shares of Series A Preferred Stock subject to the over-allotment option discussed below.

UNDERWRITER                                                                                      NUMBER OF SHARES
-----------------------------------------------------------------------------------------------  -----------------
Santander Securities Corporation of Puerto Rico................................................       1,134,000
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated.........................................................................         486,000
Friedman, Billings, Ramsey & Co., Inc..........................................................         180,000
                                                                                                 -----------------
    Total......................................................................................       1,800,000
                                                                                                 -----------------
                                                                                                 -----------------

    Under the terms and conditions of the Underwriting Agreement, the Company is obligated to sell, and the Underwriters are committed to take and pay for, all of the shares of Series A Preferred Stock offered hereby, if any are purchased.

    The Underwriters propose to offer the Series A Preferred Stock to the public at the Price to Public set forth on the cover page of this Prospectus, and to certain selected securities dealers at such Price to Public less a concession not to exceed $0.125 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.125 per share to certain brokers and dealers. After the shares of Series A Preferred Stock are released for sale to the public, the Price to Public and other selling terms may from time to time be changed by the Underwriters.

    The Company has granted the Underwriters an option exercisable for 30 days from the date of this Prospectus to purchase up to an aggregate of 200,000 additional shares of Series A Preferred Stock, solely to cover over-allotments, if any, at the initial Price to Public, less the underwriting discounts as set forth on the cover page of this Prospectus. If the Underwriters exercise this option, then each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the table above. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Series A Preferred Stock offered hereby.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities arising under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    Santander Securities and Merrill Lynch may from time to time perform services for the Company and its affiliates in the ordinary course of business. FBR has provided from time to time, and expects to provide in the future, investment banking services to the Company and its affiliates for which FBR has received or will receive customary fees and commissions.

    The Company's Series A Preferred Stock has been approved for listing on the Nasdaq National Market under the symbol "RGFCP." The Underwriters have advised the Company that they intend to make a market in the Series A Preferred Stock. The Underwriters will have no obligation to make a market in the Series A Preferred Stock, however, and may cease market making activities, if commenced, at any time.

                                 LEGAL MATTERS

    The validity of the Series A Preferred Stock will be passed upon for the Company by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C. The validity of the Series A Preferred Stock will be passed upon as to matters of Puerto Rico law for the Company by McConnell Valdes, San Juan, Puerto Rico. Elias, Matz, Tiernan & Herrick L.L.P will rely as to all matters of the laws of the Commonwealth of Puerto Rico upon the opinion of McConnell Valdes. The discussion of Puerto Rico and U.S. tax issues arising in connection with the Series A Preferred Stock has been provided by McConnell Valdes, San Juan, Puerto Rico and by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C., respectively. As of the date of this Prospectus, certain members of Elias, Matz, Tiernan & Herrick L.L.P. owned in the aggregate approximately 22,487 Class B Shares of the Company's Common Stock. Certain legal matters will be passed upon for the Underwriters by Pietrantoni Mendez & Alvarez, San Juan, Puerto Rico.

                            INDEPENDENT ACCOUNTANTS

    The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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    NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION CONTAINED IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

Available Information................          i
Incorporation of Certain Documents by
  Reference..........................          i
Forward Looking Statements...........         ii
Prospectus Summary...................          1
Selected Consolidated Financial and
  Other Data.........................          5
Risk Factors.........................          7
Use of Proceeds......................         14
Ratios of Earnings to Fixed Charges
  and Preferred Stock Dividends......         15
Capitalization.......................         16
Description of Series A Preferred
  Stock..............................         17
Description of Capital Stock.........         23
Taxation.............................         26
Underwriting.........................         33
Legal Matters........................         34
Independent Accountants..............         34

                                1,800,000 SHARES

                                     [LOGO]

                         7.40% NONCUMULATIVE PERPETUAL
                                 MONTHLY INCOME
                           PREFERRED STOCK, SERIES A
                     ($25 LIQUIDATION PREFERENCE PER SHARE)

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                              SANTANDER SECURITIES
                              MERRILL LYNCH & CO.
                              FRIEDMAN, BILLINGS,
                               RAMSEY & CO., INC.

                                August 26, 1998

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